File No.  33-62809
                                                              CIK #896986


                   Securities and Exchange Commission
                      Washington, D.C.  20549-1004


                             Amendment No. 1
                                   to
                                Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A.    Exact  Name  of  Trust:      Van  Kampen  American  Capital  Equity
                                   Opportunity Trust, Series 21

B.   Name of Depositor:  Van Kampen American Capital Distributors, Inc.

C.   Complete address of Depositor's principal executive offices:

                                   One Parkview Plaza
                                   Oakbrook Terrace, Illinois  60181

D.   Name and complete address of agents for service:

 Chapman and Cutler           Van Kampen American Capital Distributors, Inc.
 Attention:  Mark J. Kneedy   Attention:  Don G. Powell, Chairman
 111 West Monroe Street       One Parkview Plaza
 Chicago, Illinois  60603     Oakbrook Terrace, Illinois  60181

E.   Title  and  amount  of securities being registered:   An  indefinite
     number of Units of proportionate interest pursuant to Rule 24f-2 under the Investment Company Act of 1940

F. Proposed maximum offering price to the public of the securities being registered: Indefinite

G.   Amount of registration fee:  $500 (previously paid)

H.   Approximate date of proposed sale to the public:


         As Soon As Practicable After the Effective Date of the
                         Registration Statement

/ X / Check box if it is proposed that this filing will become effective on November 17, 1995 at 2:00 P.M. pursuant to Rule 487.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.



              Van Kampen American Capital Equity Opportunity Trust
                                Series 21

                          Cross Reference Sheet

                 Pursuant to Rule 404(c) of Regulation C
                    under the Securities Act of 1933
               (Form N-8B-2 Items Required by Instruction
                     1 as to Prospectus on Form S-6)

Form N-8B-2                                     Form S-6
Item Number                              Heading in Prospectus

                I.  Organization and General Information

 1. (a)  Name of trust              )   Prospectus Front Cover Page

    (b)  Title of securities issued )   Prospectus Front Cover Page

 2. Name and address of Depositor   )   Summary of Essential Financial
                                    )     Information
                                    )   Trust Administration

 3. Name and address of Trustee     )   Summary of Essential Financial
                                    )     Information
                                    )   Trust Administration

 4. Name and address of principal   )   *
      underwriter

 5. Organization of trust           )   The Trust

 6. Execution and termination of    )   The Trust
      Trust Indenture and Agreement )   Trust Administration

 7. Changes of Name                 )   *

 8. Fiscal year                     )   *

 9. Material Litigation             )   *
                II.  General Description of the Trust and
                         Securities of the Trust

10. General information regarding   )   The Trust
      trust's securities and        )   Taxation
      rights of security holders    )   Public Offering
                                    )   Rights of Unitholders
                                    )   Trust Administration

11. Type of securities comprising   )   Prospectus Front Cover Page
      units                         )   The Trust
                                    )   Trust Portfolio

12. Certain information regarding   )   *
      periodic payment certificates )

13. (a)  Loan, fees, charges and expenses    )    Prospectus Front Cover
Page
                                    )   Summary of Essential Financial
                                    )     Information
                                    )   Trust Portfolio
                                    )
                                    )   Trust Operating Expenses
                                    )   Public Offering
                                    )   Rights of Unitholders

    (b)  Certain information regarding  )
           periodic payment plan    )   *
           certificates             )

    (c)  Certain percentages        )   Prospectus Front Cover Page
                                    )   Summary of Essential Financial
                                    )    Information
                                    )
                                    )   Public Offering
                                    )   Rights of Unitholders

    (d)  Certain other fees, expenses or     )    Trust Operating
Expenses
           charges payable by holders   )    Rights of Unitholders

    (e)  Certain profits to be received )    Public Offering
           by depositor, principal  )   *
           underwriter, trustee or any  )    Trust Portfolio
           affiliated persons       )

    (f)  Ratio of annual charges    )   *
           to income                )

14. Issuance of trust's securities  )   Rights of Unitholders

15. Receipt and handling of payments    )    *
      from purchasers               )

16. Acquisition and disposition of  )   The Trust
      underlying securities         )   Rights of Unitholders
                                    )   Trust Administration

17. Withdrawal or redemption        )   Rights of Unitholders
                                    )   Trust Administration
18. (a)  Receipt and disposition    )   Prospectus Front Cover Page
           of income                )   Rights of Unitholders

    (b)  Reinvestment of distributions  )    *

    (c)  Reserves or special funds  )   Trust Operating Expenses
                                    )   Rights of Unitholders
    (d)  Schedule of distributions  )   *

19. Records, accounts and reports   )   Rights of Unitholders
                                    )   Trust Administration

20. Certain miscellaneous provisions    )    Trust Administration
      of Trust Agreement            )

21. Loans to security holders       )   *

22. Limitations on liability        )   Trust Portfolio
                                    )   Trust Administration
23. Bonding arrangements            )   *

24. Other material provisions of    )   *
    Trust Indenture Agreement       )

              III.  Organization, Personnel and Affiliated
                          Persons of Depositor

25. Organization of Depositor      )    Trust Administration

26. Fees received by Depositor     )    *

27. Business of Depositor          )    Trust Administration

28. Certain information as to      )    *
      officials and affiliated     )
      persons of Depositor         )

29. Companies owning securities    )    *
      of Depositor                 )
30. Controlling persons of Depositor    )    *

31. Compensation of Officers of    )    *
      Depositor                    )

32. Compensation of Directors      )    *

33. Compensation to Employees      )    *

34. Compensation to other persons  )    *

             IV.  Distribution and Redemption of Securities

35. Distribution of trust's securities  )    Public Offering
      by states                    )

36. Suspension of sales of trust's )    *
      securities                   )
37. Revocation of authority to     )    *
      distribute                   )

38. (a)  Method of distribution    )
                                   )
    (b)  Underwriting agreements   )    Public Offering
                                   )
    (c)  Selling agreements        )

39. (a)  Organization of principal )    *
           underwriter             )

    (b)  N.A.S.D. membership by    )    *
           principal underwriter   )

40. Certain fees received by       )    *
      principal underwriter        )

41. (a)  Business of principal     )    Trust Administration
           underwriter             )

    (b)  Branch offices or principal    )    *
           underwriter             )

    (c)  Salesmen or principal     )    *
           underwriter             )

42. Ownership of securities of     )    *
      the trust                    )

43. Certain brokerage commissions  )    *
      received by principal underwriter )

44. (a)  Method of valuation       )    Prospectus Front Cover Page
                                   )    Summary of Essential Financial
                                   )      Information
                                   )    Trust Operating Expenses
                                   )    Public Offering
    (b)  Schedule as to offering   )    *
           price                   )

    (c)  Variation in offering price    )    *
           to certain persons      )

46. (a)  Redemption valuation      )    Rights of Unitholders
                                   )    Trust Administration
    (b)  Schedule as to redemption )    *
           price                   )

47. Purchase and sale of interests )    Public Offering
      in underlying securities     )    Trust Administration

           V.  Information Concerning the Trustee or Custodian

48. Organization and regulation of )    Trust Administration
      Trustee                      )

49. Fees and expenses of Trustee   )    Summary of Essential Financial
                                   )      Information
                                   )    Trust Operating Expenses

50. Trustee's lien                 )    Trust Operating Expenses

     VI.  Information Concerning Insurance of Holders of Securities

51. Insurance of holders of trust's)    Cover Page
      securities                   )    Trust Operating Expenses

52. (a)  Provisions of trust agreement  )
           with respect to replacement  )    Trust Administration
           or elimination portfolio)
           securities              )

    (b)  Transactions involving    )
           elimination of underlying    )    *
           securities              )

    (c)  Policy regarding substitution  )
           or elimination of underlying )    Trust Administration
           securities              )

    (d)  Fundamental policy not    )    *
           otherwise covered       )

53. Tax Status of trust            )    Taxation

               VII.  Financial and Statistical Information

54. Trust's securities during      )    *
      last ten years               )

55.                                )
56. Certain information regarding  )    *
57.   periodic payment certificates)
58.                                )

59. Financial statements (Instructions  )    Report of Independent
Certified
      1(c) to Form S-6)            )      Public Accountants
                                   )    Statement of Condition

______________________________________________
* Inapplicable, omitted, answer negative or not required

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any State.


Preliminary Prospectus Dated November 17, 1995
Subject to Completion

November 17, 1995


Gold & Income Trust, Series 1


The Fund. Van Kampen American Capital Equity Opportunity Trust, Series 21 (the "Fund") is comprised of one underlying unit investment trust designated as the Gold & Income Trust, Series 1 (the "Trust"). The
Trust offers investors the opportunity to purchase Units representing proportionate interests in a fixed, diversified portfolio of common stocks issued by foreign companies engaged in the exploration for and mining of gold (certain of which are in American Depositary Receipt form ("ADRs"))
("Equity Securities") and U.S. dollar-denominated high yield, high risk foreign corporate and sovereign debt obligations ("Bonds")
(collectively, "Securities"). Unless terminated earlier, the Trust will terminate on November 1, 2004 (the "Mandatory Termination Date") and any Securities then held will, within a reasonable time thereafter, be liquidated or distributed by the Trustee. Any Securities liquidated at termination will be sold at the then current market value for such Securities; therefore, the amount distributable in cash to a Unitholder upon termination may be more or less than the amount such Unitholder paid for his Units. Unless otherwise indicated, all amounts herein are stated in U.S. dollars computed on the basis of the exchange rate for the related foreign currency on the Initial Date of Deposit, if applicable.


As of the Initial Date of Deposit approximately 51% of the net assets of the Trust consist of bonds issued by foreign issuers rated below investment grade which entail greater risks of untimely interest and principal payments, default and price volatility than higher rated securities. Such bonds are commonly referred to as "junk bonds" and should be viewed as speculative. An investor should carefully consider these risks before investing. See "Risk Factors" and note (3) in the "Notes to Portfolio".

Objective of the Trust. The objective of the Trust is to provide an above average total return through a combination of potential capital appreciation, dividend income and a high level of interest income by investing in a portfolio of common stocks issued by foreign companies engaged in the exploration for and mining of gold (certain of which are ADRs) and U.S. dollar-denominated high yield, high risk foreign corporate and sovereign debt obligations. See "Portfolio". There is, of course, no guarantee that the objective of the Trust will be achieved.

Public Offering Price. The Public Offering Price per Unit of the Trust is equal to the aggregate underlying value of the Securities in the Trust plus or minus cash, if any, in the Capital and Income Accounts of the Trust divided by the number of Units of the Trust outstanding, plus a sales charge equal to 5.5% of the Public Offering Price which is equivalent to 5.820% of the aggregate value of the Securities in the Trust, plus any accrued interest. The aggregate underlying value of the Bonds and the Equity Securities is determined as set forth under "Public Offering--Offering Price". In the case of Securities denominated in foreign currencies ("Foreign
Denominated Securities"), the Public Offering Price per Unit is based on the aggregate value of the Securities computed at the Evaluation Time on the basis of the offering side value of the currency exchange rate for the related foreign currency expressed in U.S. dollars during the initial offering period and on the bid side value for secondary market transactions and includes the commissions and stamp taxes associated with acquiring the Securities during the initial offering period and the liquidation costs associated with selling Securities to meet redemptions or upon Trust termination. During the initial offering period, the sales charge is reduced on a graduated scale for sales involving at least 10,000 Units. If Units were available for purchase at the close of business on the day before the Initial Date of Deposit, the Public Offering Price per Unit would have been that amount set forth under "Summary of Essential Financial Information". The minimum purchase is 500 Units (100 Units for a tax-sheltered retirement plan). See "Public
Offering".

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Additional Deposits. The Sponsor may, from time to time during a period of up to approximately 12 months after the Initial Date of Deposit, deposit additional Securities in the Trust, provided it maintains, as nearly as is practicable, the same percentage relationship among the number of shares of each Equity Security and the par value of each Bond in the Trust that existed immediately prior to any such subsequent deposit. See "The Trust".


Distributions. Distributions of income, principal and realized capital gains, if any, received by the Trust will be paid in cash on the applicable Distribution Date to Unitholders of record on the applicable Record Date as set forth in the "Summary of Essential Financial Information". The initial estimated distribution will be $.36 per Unit and will be made on June 30, 1996 to Unitholders of record on June 15, 1996. Any distribution of income, principal and/or capital gains will be net of the expenses of the Trust. See "Taxation". Additionally, upon surrender of Units for redemption or termination of the Trust, the Trustee will distribute to each Unitholder his pro rata share of the Trust's assets, less expenses, in the manner set forth under "Rights of Unitholders--Distributions of Income and Capital".


Secondary Market for Units. Although not obligated to do so, International Assets Advisory Corp. (the "Managing Underwriter") currently intends to maintain a market for Units of the Trust and offer to repurchase Units at prices which are based on the aggregate underlying value of Securities in the Trust (generally determined by the bid prices of the Bonds and the closing sale prices of the Equity Securities) plus or minus cash, if any, in the Capital and Income Accounts of the Trust, plus any accrued interest on the Bonds to the date of settlement. If a secondary market is not maintained, a Unitholder may redeem Units at prices based upon the aggregate underlying value of the Securities in the Trust plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of the Trust to the date of settlement. See "Rights of Unitholders--Redemption of Units".

Termination. Commencing on the Mandatory Termination Date, any remaining Securities will begin to be sold in connection with the termination of the Trust. The Sponsor will determine the manner, timing and execution of the sale of the Securities. Written notice of any termination of the Trust shall be given by the Trustee to each Unitholder at his address appearing on the registration books of the Trust maintained by the Trustee. At least 30 days prior to the Mandatory Termination Date the Trustee will provide written notice thereof to all Unitholders. Unitholders will receive a cash distribution from the sale of the remaining Securities within a reasonable time after the Trust is terminated. See "Trust Administration--Amendment or Termination".

Portfolio Supervision. Van Kampen American Capital Investment Advisory Corp., the Supervisor for the Trust, has retained Global Assets Advisors, Inc. ("Global Assets Advisors") as the Sub-Supervisor to provide research to the Supervisor and perform portfolio supervisory services for the Trust. The Sponsor believes that this arrangement is desirable in the present circumstances due to the complexity of the foreign securities markets and Global Assets Advisors' expertise in providing research on individual foreign securities, emerging markets and the foreign securities markets in general. The Supervisor will pay Global Assets Advisors the entire supervisory fee for providing these services. See "Summary of Essential Financial
Information".

Risk Factors. An investment in the Trust should be made with an understanding of the risks associated with foreign equity securities and high yield, high risk debt obligations, including the possible deterioration of either the financial condition of the issuers or the general condition of the securities markets and currency fluctuations, the lack of adequate financial information concerning an issuer and exchange control restrictions impacting foreign issuers. Investors should be aware that the Bonds in the Trust have been rated below investment grade by the major rating agencies. See "Portfolio" and "Notes to Portfolio". Bonds with such ratings are commonly referred to as "junk bonds" and are considered speculative by the major rating agencies. For certain risk considerations related to the Trust, see "Risk Factors". Units of the Trust are not deposits or obligations of, and are not guaranteed or endorsed by, any bank and are not federally insured or otherwise protected by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency and involve investment risk, including the possible loss of market value or principal.



                         SUMMARY OF ESSENTIAL FINANCIAL INFORMATION
   As of the Close of Business on the Day Before the Initial Date of Deposit: November 16, 1995
           Managing Underwriter:    International Assets Advisory Corp.
                        Sponsor:    Van Kampen American Capital Distributors, Inc.
                 Supervisor (1):    Van Kampen American Capital Investment Advisory Corp.
             Sub-Supervisor (1):    Global Assets Advisors, Inc.
                      Evaluator:    Interactive Data Corporation
                        Trustee:    The Bank of New York
GENERAL INFORMATION
Number of Units.................................................................       200,000
Fractional Undivided Interest in the Trust per Unit.............................     1/200,000
Public Offering Price: .........................................................
Aggregate Offering Price of Securities in Portfolio <F2>........................ $   1,902,479
Aggregate Offering Price of Securities per Unit................................. $        9.51
Sales Charge 5.5% (5.820% of the Aggregate Value of Securities per Unit) <F3>... $         .55
Public Offering Price per Unit <F3><F4><F5>..................................... $       10.06
Redemption Price per Unit <F6>.................................................. $        9.48
Initial Secondary Market Repurchase Price per Unit.............................. $        9.51
Excess of Public Offering Price per Unit over Redemption Price per Unit......... $         .58
Excess of Initial Repurchase Price per Unit over Redemption Price per Unit...... $         .55
Calculation of Estimated Net Annual Dividends and Interest per Unit <F7>:.......
Estimated Gross Annual Dividends and Interest per Unit.......................... $      .68781
Less: Estimated Annual Expense per Unit......................................... $      .02648
Estimated Net Annual Dividends and Interest per Unit............................ $      .66133




Supervisor's Annual Supervisory Fee <F1>... Maximum of $.007 per Unit
Evaluator's Annual Evaluation Fee.......... $20 per evaluation (approximately $5,040 annually)
First Settlement Date...................... November 22, 1995
Mandatory Termination Date................. November 1, 2004
Minimum Termination Value.................. The Trust may be terminated if the net asset value of the Trust is less than $500,000 unless the net asset value of the Trust's deposits has exceeded $15,000,000, then the
                                            Trust may be terminated if the net asset value of the Trust is less than $3,000,000.


Trustee's Annual Fee <F8>................ $.008 per Unit
Income Account Record Date............... Fifteenth day of June and December
Income Account Distribution Date......... Last day of June and December
Capital Account Record Date.............. Fifteenth day of December
Capital Account Distribution Date <F9>... Last day of December
Evaluation Time.......................... 4:00 P.M. New York time

<F1>Pursuant to a contractual arrangement with the Supervisor, Global Assets
Advisors, Inc. will provide to the Supervisor on an agency basis supervisory services in return for the entire supervisory fee.

<F2>Each Bond is valued at the offering price and each Equity Security, if listed on a national securities exchange, is valued at the closing sale price or if the Equity Security is not so listed, at the closing ask price thereof. The aggregate value of Foreign Denominated Securities in the Trust represents the U.S. dollar value based on the offering side value of the currency exchange rate for the related currency at the Evaluation Time on the date of this "Summary of Essential Financial Information" and includes the commissions and stamp taxes associated with acquiring such Foreign Denominated Securities.

<F3>Effective on various dates the sales charge will decrease. See "Public
Offering--Offering Price".

<F4>On the Initial Date of Deposit there will be no cash in the Income or Capital
Accounts. Anyone ordering Units after such date will have included in the Public Offering Price a pro rata share of any cash in such Accounts. The
Public Offering Price per Unit is based on the aggregate value of the Foreign Denominated Securities computed on the basis of the offering side value of the currency exchange rate expressed in U.S. dollars and includes the commissions and stamp taxes associated with acquiring such Foreign Denominated Securities.

<F5>Anyone ordering Units for settlement after the First Settlement Date will pay accrued interest on the Bonds from such date to the date of settlement
(normally three business days after order) less distributions from the Income Account subsequent to the First Settlement Date. For purchases settling on the First Settlement Date, no accrued interest will be added to the Public
Offering Price.

<F6>The Redemption Price per Unit is based on the aggregate value of the Foreign
Denominated Securities computed at the Evaluation Time on the basis of the bid side value of the currency exchange rate for the related currency expressed in U.S. dollars and includes the Trust's estimated costs of liquidating the Foreign Denominated Securities to meet redemptions (approximately $0.01 per
Unit).


<F7>Estimated annual dividends are based on annualizing the most recently paid dividends or in the case of certain foreign securities the most recent interim and final dividends paid.

<F8>In addition, the Trustee will receive additional annual compensation, payable in monthly installments, of $.055 and $.07 per $1,000 of market value of Securities traded on the Australian and Canadian stock markets, respectively, which are held in a sub-custodian account at month end.

<F9>Distributions from the Capital Account will be made monthly on the last day of the month to Unitholders of record on the fifteenth day of such month if the amount available for distribution in such Account equals at least $0.10 per Unit.



THE TRUST

Van Kampen American Capital Equity Opportunity Trust, Series 21, which is comprised of one unit investment trust, Gold & Income Trust, Series 1, was created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the "Trust Agreement"), dated the date of this Prospectus (the "Initial Date of Deposit"), among Van Kampen American
Capital Distributors, Inc., as Sponsor, Van Kampen American Capital Investment Advisory Corp., as Supervisor, The Bank of New York, as Trustee, and Interactive Data Corporation as Evaluator.

The Trust offers investors the opportunity to purchase Units representing proportionate interests in a portfolio of common stocks issued by foreign companies engaged in the exploration for and mining of gold and U.S. dollar-denominated high yield, high risk foreign corporate and sovereign debt obligations.

Unless terminated earlier, the Trust will terminate on the Mandatory Termination Date set forth under "Summary of Essential Financial
Information" and any Securities then held will, within a reasonable time thereafter, be liquidated or distributed by the Trustee. Any Securities liquidated at termination will be sold at the then current market value for such Securities; therefore, the amount distributable in cash to a Unitholder upon termination may be more or less than the amount such Unitholder paid for his Units.

On the Initial Date of Deposit, the Sponsor deposited with the Trustee the Securities indicated under "Portfolio" herein, including delivery statements relating to contracts for the purchase of certain such Securities and an irrevocable letter of credit issued by a financial institution in the amount required for such purchases. Thereafter, the Trustee, in exchange for such Securities (and contracts) so deposited, delivered to the Sponsor documentation evidencing the ownership of that number of Units of the Trust indicated in "Summary of Essential Financial Information".

Additional Units of the Trust may be issued at any time by depositing in the Trust additional Securities, contracts to purchase securities or irrevocable letters of credit or cash with instructions to purchase additional Securities in exchange for the corresponding number of additional Units. As additional Units are issued by the Trust as a result of the deposit of additional Securities by the Sponsor, the aggregate value of the securities in the Trust will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased. The Sponsor may continue to make additional deposits of Securities (or cash or a letter of credit with instructions to purchase additional Securities) into the Trust for a period of up to approximately 12 months following the Initial Date of Deposit, provided that such additional deposits will be in amounts which will maintain as nearly as is practicable the same percentage relationship among the number of shares of each Equity Security and par value of each Bond in the Trust that existed immediately prior to any such subsequent deposit. Thus, although additional Units may be issued, each Unit will continue to represent approximately the same number of shares of each Equity Security and par value of each Bond, and the percentage relationship among each Security in the Trust will remain the same. The required percentage relationship among the Equity Securities will be adjusted to reflect the occurrence of a stock dividend, a stock split or a similar event which affects the capital structure of the issuer of an Equity Security but which does not affect the Trust's percentage ownership of the common stock equity of such issuer at the time of such event. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities in the Trust.

Each Unit of the Trust initially offered represents an undivided interest in the Trust. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in the Trust represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in the Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor or the Managing Underwriter, or until the termination of the Trust Agreement.

OBJECTIVE AND SECURITIES SELECTION

The objective of the Trust is to provide an above average total return through a combination of potential capital appreciation, dividend income and a high level of interest income by investing in a portfolio of common stocks issued by foreign companies engaged in the exploration for and mining of gold and U.S. dollar-denominated high yield, high risk foreign corporate and sovereign debt obligations. There is, of course, no assurance that the Trust (which includes expenses and sales charges) will achieve its objective.

The Securities selected for deposit in the Trust were chosen by International Assets Advisory Corporation ("IAAC" or the "Managing
Underwriter"). In selecting the Securities for inclusion in the Trust the Managing Underwriter considered the following criteria as of the Initial Date of Deposit: strength within the global marketplace; potential for capital appreciation; ability to provide a regular stream of income; and maintaining portfolio diversification. In the Managing Underwriter's opinion, an investment in the portfolio of Securities will accomplish the Trust's objectives over the term of the Trust.

Investors should note that the above criteria were applied to the Securities for inclusion in the Trust as of the Initial Date of Deposit. Subsequent to the Initial Date of Deposit, the Securities may no longer meet the above criteria. Should a Security no longer meet the criteria originally established for inclusion in the Trust, such Security will not as a result thereof be removed from the Trust portfolio.

Investors will be subject to taxation on the interest and dividend income received by the Trust and on gains from the sale or liquidation of Securities. Investors should be aware that there is not any guarantee that the objective of the Trust will be achieved because it is subject to the continuing ability of the issuers of Bonds to pay interest and principal when due and the issuers of Equity Securities to declare and pay dividends, and because the market value of the Securities can be affected by a variety of factors. Common stocks may be especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. Investors should be aware that there can be no assurance that the value of the underlying Equity Securities will increase or that the issuers of the Equity Securities will pay dividends on outstanding common shares. Any distribution of income with respect to the Equity Securities will generally depend upon the declaration of dividends by the issuers of the Equity Securities and the declaration of any dividends depends upon several factors including the financial condition of the issuers and general economic conditions. In addition, a decrease in the value of foreign currencies relative to the U.S. dollar will adversely affect the value of certain of the Trust's assets and income and the value of the Units of the Trust. High yield, high risk, fixed rate debt obligations may entail increased credit risks and the risk that the value of the Units will decline, and may decline precipitously, with increases in interest rates. Bonds such as those included in the Trust are generally subject to greater market fluctuations and risk of loss of income and principal than are investments in lower-yielding, higher rated securities. See "Risk Factors".

Investors should be aware that the Trust is not a "managed" fund and as a result the adverse financial condition of a company will not result in its elimination from the portfolio except under extraordinary circumstances (see "Trust Administration--Portfolio Administration"). In addition, Securities will not be sold by a Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. The Trust may continue to hold Securities even though the evaluation of the attractiveness of the Securities may have changed and, if the evaluation were performed again at that time, the Securities would not be selected for the Trust.

TRUST PORTFOLIO

The Trust consists of a portfolio of globally diversified common stocks issued by foreign companies engaged in the exploration for and mining of gold and U.S. dollar-denominated high yield, high risk foreign corporate and sovereign debt obligations. Each of the issuers whose Securities are included in the portfolio were selected by the Managing Underwriter based upon those factors referred to under "Objectives and Securities Selection" above.

Because gold and gold stocks are generally influenced by the same market events, there has historically been a direct correlation in the price of gold and the equity securities of companies engaged in the exploration for and mining of gold. For instance, when gold has increased in value so have gold stocks. Because of this correlation, the Managing Underwriter believes gold stocks are positioned for growth for the following reasons: as the global economy expands the demand for gold may increase; gold is a trusted medium of exchange worldwide; unlike paper currencies, the purchasing power of gold is typically preserved during times of political upheaval or economic chaos; and during times of rising inflation, gold may provide a hedge against a decline in purchasing power. Furthermore, when foreign companies and governments need to raise capital, they may issue high yield non-investment grade bonds. These bonds have generally offered higher current yields, or greater potential for capital appreciation, than higher-grade securities--but with additional risk. However, to help reduce currency risk, the Trust will invest in U.S. dollar-denominated bonds, meaning distributions are paid in U.S. dollars. Overall, the Managing Underwriter believes these bonds, although considered speculative, provide the opportunity for a regular source of income and for global diversification. The Trust is also designed to help reduce the effect of inflation on buying power. Even though inflation is tamer now than the double-digit figures of a decade ago, the results over time can be considerable. In addition, there is no guarantee that inflation will not increase in the future. The Managing Underwriter believes investing for both growth and income may help keep pace with inflation and protect purchasing power over time.

The following is a general description of each of the issuers included in the Trust.

Equity Securities.


Driefontein Consolidated Ltd. Driefontein Consolidated Ltd. (South Africa) operates gold mining explorations at East Driefontein and West Driefontein in South Africa's Transvaal Province. The company mines on approximately 8,155 hectares (1 hectare=2.47 acres) in the Oberholzer and Potchefstroom districts. The company has a market capitalization of over $2 billion, produces approximately 2mn oz./yr. and has an estimated nominal reserve life of over 21 years.

Euro-Nevada Mining Corporation. Euro-Nevada Mining Corporation (Canada) acquires, explores and mines natural resource properties for gold. The company mines gold in Nevada, California, Oregon, Utah, British Columbia and Ontario. The company has a market capitalization of over $500 million and an estimated nominal reserve life of over 22 years.

Free State Consolidated Gold Mines, Ltd. Free State Consolidated Gold Mines, Ltd. (South Africa) produces gold. The company's gold producing properties are located in the Odendaalsrus, Ventersburg and Welkom districts of Orange Free State, South Africa. The company has a market capitalization of over $1 billion, produces approximately 3.5mn oz./yr. and has an estimated nominal reserve life of over 12 years.

Hemlo Gold Mines, Inc. Hemlo Gold Mines, Inc. (Canada) mines gold. The company owns and operates the Golden Giant Mine near Marathon, Ontario, and owns and operates 55% of the Sildor Mines in Quebec. The company has a market capitalization over $500 million and is a low cost miner of gold with an estimated nominal reserve life of over 12 years production.

Newcrest Mining Ltd. Newcrest Mining Ltd. (Australia) explores for precious minerals, mainly gold, through six company owned and operated mines in Australia. The company also has interests in other mining operations throughout New Zealand, Chile, Indonesia, Vietnam, Canada, Mexico, Bolivia, Ireland, Scotland, Spain, Greece, Turkey and the United States. The company has a market capitalization of over $900 million, produces approximately 650,000 oz./yr. and has an estimated nominal reserve life of over 7 years.

Normandy Mining Ltd. Normandy Mining Ltd. (Australia) invests in mining and oil enterprises in Australia. The investments include Poseidon Ltd., Gold Mines of Kalgoorlie Ltd. and Command Petroleum Holdings NL. Normandy Capital Group Ltd., a subsidiary, is a merchant bank to the resources industry, providing corporate advice, resources project financing, treasury and investment management. The company has a market capitalization of over $700 million.

Sons of Gwalia, Ltd. Sons of Gwalia, Ltd. (Australia) is a gold mining and exploration company with operations in Australia. The company produces tantalite concentrates and participates in the global lithium minerals industry. Sons of Gwalia also produces and markets talc, tin and kaolin and develops its Kemerton Silica Sand and Lithium Carbonate projects. The company primarily operates the Sons of Gwalia and Barnicoat mines. The company has a market capitalization of over $300 million, produces approximately 100,000 oz./yr. and has an estimated nominal reserve life of over 7 years.

Vaal Reefs Exploration & Mining Company, Ltd. Vaal Reefs Exploration & Mining Company, Ltd. (South Africa) mines and explores for gold and by-product uranium oxide throughout Klerksdorp, Transvaal and Vijoenskroon, Orange Free State, South Africa. The company has a market capitalization of over $1 billion, produces approximately 2.2mn oz./yr. and has an estimated nominal reserve life of 25 years.

Bonds.

United Mexican States. Mexico is a foreign sovereign government.

Transportacion Maritima Mexicana S.A. de C. V. Transportacion Maritima Mexicana S.A. de C. V. (TMM) is a full service shipping company involved in most aspects of maritime dry cargo transport, providing calls to over 150 ports in more than 35 countries. The company's principal office is located in Mexico City. TMM maintains 25 branch offices and shipping agencies throughout Mexico, and also operates offices in Japan, Belgium, Germany, the Netherlands and the United States.

Republic of Argentina. Argentina is a foreign sovereign government.

YPF Sociedad Anonima. YPF Sociedad Anonima (YPF), the largest Argentine company, is an integrated oil and gas company engaged in the exploration, development and production of oil and natural gas and in the refining, marketing, transportation and distribution of oil and a wide range of petroleum derivatives, petrochemicals and liquid petroleum gas.

Telefonica de Argentina S. A. Telefonica de Argentina S. A. is one of two licensed suppliers of fixed-link telecommunications services and basic telephone services in Argentina. The company owns public exchanges, the network of local telephone lines and the principal domestic long-distance telephone transmission facilities in the southern region of Argentina, which includes most of the province of Buenos Aires and more than half of the City of Buenos Aires.


The Trust consists of (a) the Securities (including contracts for the purchase thereof) listed under "Portfolio" as may continue to be held from time to time in the Trust, (b) any additional Securities acquired and held by the Trust pursuant to the provisions of the Trust Agreement and (c) any cash held in the related Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities. However, should any contract for the purchase of any of the Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in the Trust to cover such purchase are reinvested in substitute Securities in accordance with the Trust Agreement, refund the cash and sales charge attributable to such failed contract to all Unitholders on or before the next scheduled distribution date.

RISK FACTORS

Equity Securities. An investment in Units of the Trust should be made with an understanding of the risks which an investment in foreign common stocks entails, including the risk that the financial condition of the issuers of the Equity Securities or the general condition of the common stock market may worsen and the value of the Equity Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trust have a right to receive dividends only when and if, and in the amounts, declared by each issuer's board of directors and have a right to participate in amounts available for distribution by such issuer only after all other claims on such issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus the value of the Equity Securities in a portfolio may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

Holders of common stocks incur more risk than holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Whether or not the Equity Securities are listed on a national securities exchange, the principal trading market for the Equity Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Equity Securities may depend on whether dealers will make a market in the Equity Securities. There can be no assurance that a market will be made for any of the Equity Securities, that any market for the Equity Securities will be maintained or of the liquidity of the Equity Securities in any markets made. In addition, the Trust may be restricted under the Investment Company Act of 1940 from selling Equity Securities to the Sponsor or the Managing Underwriter. The price at which the Equity Securities may be sold to meet redemption, and the value of the Trust, will be adversely affected if trading markets for the Equity Securities are limited or absent.


Unitholders will be unable to dispose of any of the Equity Securities in the Trust, as such, and will not be able to vote the Equity Securities. As the holder of the Equity Securities, the Trustee will have the right to vote all of the voting stocks in the Trust and will vote such stocks in accordance with the instructions of the Sponsor. In the absence of any such instructions by the Sponsor, the Trustee will vote such stocks so as to insure that the stocks are voted as closely as possible in the same manner and the same general proportion as are shares held by owners other than the Trust.


The Trust includes securities which are issued by companies engaged in the exploration for and development of gold properties and mining and processing of gold ore. Mining operations and exploration activities are subject to extensive federal, state and local laws and regulations governing exploration, development, production, exports, taxes, labor standards, occupational health, waste disposal, protection and remediation of the environment, reclamation, mine safety, toxic substances and other matters. Compliance with such laws and regulations may increase the costs of planning, designing, drilling, developing, constructing, operating and closing the mines and other facilities of certain companies. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that certain companies would not proceed with the development or operation of a mine and could have a significant adverse effect on certain of the issuers of Securities. Mining and exploration companies must also seek governmental permits for expansion and advanced exploration activities. Obtaining the necessary government permits is a complex and time-consuming process involving numerous federal, state and local agencies. The failure to obtain certain permits could have a material adverse effect on an issuer's business, operations and prospects. Furthermore, the laws and regulations of foreign countries may differ significantly from U.S. laws governing mining operations in the United States.

In addition, the profitability of precious metals companies is significantly affected by changes in the market prices of precious metals. Prices of precious metals can fluctuate widely and are affected by numerous industry factors, such as demand for precious metals, forward selling by producers, central bank sales and purchases of gold, and production and cost levels in major metals-producing regions. Although many companies have hedging programs in place to reduce the risk associated with precious metals price volatility, there is no assurance that an issuer's hedging strategies will be successful. Furthermore, exploration for all minerals, as well as gold and other precious metals, is highly speculative in nature, involves many risks and frequently is unsuccessful. There can be no assurance that any company's exploration efforts will result in the discovery of mineralization or that any mineralization discovered will result in an increase of any company's reserves. In the event that new reserves are not developed, an issuer may not be able to sustain its current level of production which could adversely affect the Securities in the Trust's portfolio.

Bonds. An investment in Units of the Trust should be made with an understanding of the risks that an investment in "high yield", high risk, fixed rate foreign corporate and sovereign debt obligations or "junk bonds" may entail, including increased credit risks and the risk that the value of the Units will decline, and may decline precipitously, with increases in interest rates. In recent years there have been wide fluctuations in interest rates and thus in the value of fixed-rate debt obligations generally. Bonds such as those included in the Trust are, under most circumstances, subject to greater market fluctuations and risk of loss of income and principal than are investments in lower-yielding, higher rated securities, and their value may decline precipitously because of increases in interest rates not only because the increases in rates generally decrease values but also because increased rates have at times in the past preceded a slowdown in the economy and a decrease in the value of assets generally that may adversely affect the credit of issuers of high yield, high risk securities resulting in a higher incidence of defaults among high yield, high risk securities. A slowdown in the economy, or a development adversely affecting an issuer's creditworthiness, may result in the issuer being unable to maintain earnings or sell assets at the rate and at the prices, respectively, that are required to produce sufficient cash flow to meet its interest and principal requirements. For an issuer that has outstanding both senior commercial bank debt and subordinated high yield, high risk securities, an increase in interest rates will increase that issuer's interest expense insofar as the interest rate on the bank debt is fluctuating. However, many leveraged issuers enter into interest rate protection agreements to fix or cap the interest on a large portion of their bank debt. This reduces exposure to increasing interest rates but reduces the benefit to the issuer of declining rates. The Sponsor cannot predict future economic policies or their consequences or, therefore, the course or extent of any similar market fluctuations in the future. The portfolio consists of Bonds that, in many cases, do not have the benefit of covenants that would prevent the issuer from engaging in capital restructurings or borrowing transactions in connection with corporate acquisitions, leveraged buy outs or restructurings that could have the effect of reducing the ability of the issuer to meet its obligations and might result in the ratings of the Bonds and the value of the underlying portfolio being reduced.

The Bonds in the Trust consist of "high yield, high risk" foreign corporate and sovereign bonds. "High yield" or "junk" bonds, the generic names for corporate bonds rated below "BBB" by Standard &
Poor's or below "Baa" by Moody's Investor Service, Inc., are frequently issued by issuers in the growth stage of their development, by established companies whose operations or industries are depressed or by highly leveraged companies purchased in leveraged buyout transactions. The market for high yield bonds is very specialized and investors in it have been predominantly financial institutions. High yield bonds are generally not listed on a national securities exchange. Trading of high yield bonds, therefore, takes place primarily in over-the-counter markets which consist of groups of dealer firms that are typically major securities firms. Because the high yield bond market is a dealer market, rather than an auction market, no single obtainable price for a given bond prevails at any given time. Prices are determined by negotiation between traders. The existence of a liquid trading market for the Bonds may depend on whether dealers will make a market in the Bonds. There can be no assurance that a market will be made for any of the Bonds, that any market for the Bonds will be maintained or of the liquidity of the Bonds in any markets made. Not all dealers maintain markets in all high yield bonds. Therefore, since there are fewer traders in these bonds than there are in "investment grade" bonds, the bid-offer spread is usually greater for high yield bonds than it is for investment grade bonds. The price at which the Securities may be sold to meet redemptions and the value of the Trust will be adversely affected if trading markets for the Bonds are limited or absent. If the rate of redemptions is great, the value of the Trust may decline to a level that requires liquidation.

Lower-rated securities tend to offer higher yields than higher-rated securities with the same maturities because the creditworthiness of the issuers of lower-rated securities may not be as strong as that of other issuers. Moreover, if a Bond is recharacterized as equity by the Internal Revenue Service for Federal income tax purposes, the issuer's interest deduction with respect to the Bond will be disallowed and this disallowance may adversely affect the issuer's credit rating. Because investors generally perceive that there are greater risks associated with the lower-rated securities in the Trust, the yields and prices of these securities tend to fluctuate more than higher-rated securities with changes in the perceived quality of the credit of their issuers. In addition, the market value of high yield, high risk, fixed-income securities may fluctuate more than the market value of higher-rated securities since high yield, high risk, fixed-income securities tend to reflect short-term credit development to a greater extent than higher-rated securities. Lower-rated securities generally involve greater risks of loss of income and principal than higher-rated securities. Issuers of lower-rated securities may possess less creditworthiness characteristics than issuers of higher-rated securities and, especially in the case of issuers whose obligations or credit standing have recently been downgraded, may be subject to claims by debtholders, owners of property leased to the issuer or others which, if sustained, would make it more difficult for the issuers to meet their payment obligations. High yield, high risk bonds are also affected by variables such as interest rates, inflation rates and real growth in the economy. Therefore, investors should consider carefully the relative risks associated with investment in securities which carry lower ratings.

The value of the Units reflects the value of the portfolio securities, including the value (if any) of securities in default. Should the issuer of any Bond default in the payment of principal or interest, the Trust may incur additional expenses seeking payment on the defaulted Bond. Because amounts (if any) recovered by the Trust in payment under the defaulted Bond may not be reflected in the value of the Units until actually received by the Trust, and depending upon when a Unitholder purchases or sells his Units, it is possible that a Unitholder would bear a portion of the cost of recovery without receiving any portion of the payment recovered.

High yield, high risk bonds are generally subordinated bonds. The payment of principal (and premium, if any), interest and sinking fund requirements with respect to subordinated bonds of an issuer is subordinated in right of payment to the payment of senior bonds of the issuer. Senior bonds generally include most, if not all, significant debt of an issuer, whether existing at the time of issuance of subordinated debt or created thereafter. Upon any distribution of the assets of an issuer with subordinated bonds upon dissolution, total or partial liquidation or reorganization of or similar proceeding relating to the issuer, the holders of senior indebtedness will be entitled to receive payment in full before holders of subordinated indebtedness will be entitled to receive any payment. Moreover, generally no payment with respect to subordinated indebtedness may be made while there exists a default with respect to any senior indebtedness. Thus, in the event of insolvency, holders of senior indebtedness of an issuer generally will recover more, ratably, than holders of subordinated indebtedness of that issuer.

Bonds that are rated lower than "BBB" by Standard & Poor's or "Baa" by Moody's should be considered speculative as such ratings indicate a quality of less than investment grade. Investors should carefully review the objective of the Trust and consider their ability to assume the risks involved before making an investment in the Trust. See "Notes to Portfolio" for a description of the ratings on the Bonds.

Certain of the Bonds may be subject to redemption prior to their stated maturity date pursuant to sinking fund provisions, call provisions or extraordinary optional or mandatory redemption provisions or otherwise. A sinking fund is a reserve fund accumulated over a period of time for retirement of debt. A callable debt obligation is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a debt obligation is redeemed, at or before maturity, by the proceeds of a new debt obligation. In general, call provisions are more likely to be exercised when the offering side valuation is at a premium over par than when it is at a discount from par. The exercise of redemption or call provisions will (except to the extent the proceeds of the called Bonds are used to pay for Unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions. The portfolio contains a listing of the sinking fund and call provisions, if any, with respect to each of the Bonds. Extraordinary optional redemptions and mandatory redemptions result from the happening of certain events. Generally, events that may permit the extraordinary optional redemption of Bonds or may require the mandatory redemption of Bonds include, among others: the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the Bonds were used; an exercise by a local, state or federal governmental unit of its power of eminent domain to take all or substantially all of the project for which the proceeds of the Bonds were used; changes in the economic availability of raw materials, operating supplies or facilities or technological or other changes which render the operation of the project for which the proceeds of the Bonds were used uneconomical; changes in law or an administrative or judicial decree which renders the performance of the agreement under which the proceeds of the Bonds were made available to finance the project impossible or which creates unreasonable burdens or which imposes excessive liabilities, such as taxes, not imposed on the date the Bonds are issued on the issuer of the Bonds or the user of the proceeds of the Bonds; an administrative or judicial decree which requires the cessation of a substantial part of the operations of the project financed with the proceeds of the Bonds; an overestimate of the costs of the project to be financed with the proceeds of the Bonds resulting in excess proceeds of the Bonds which may be applied to redeem Bonds; or an underestimate of a source of funds securing the Bonds resulting in excess funds which may be applied to redeem Bonds. The Sponsor is unable to predict all of the circumstances which may result in such redemption of an issue of Bonds. See "Portfolio" and footnote (4) in "Notes to Portfolio".

Foreign Issuers. Since the Securities consist of securities of foreign issuers, an investment in the Trust involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of interest or dividends on the Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant securities market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trust.

Equity Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the United States dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Equity Securities. See "Exchange Rate" below. Investors should also realize that, although certain Equity Securities are ADRs and the Bonds in the Trust are U.S. dollar denominated investments, all foreign issuers which operate internationally are subject to currency risks.

The securities of certain foreign issuers in the Trust are in ADR form. See "Portfolio". ADRs evidence American Depository Receipts which represent common stock deposited with a custodian in a depositary. American Depositary Shares, and receipts therefor (ADRs), are issued by an American bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted. For purposes of the discussion herein, the term ADR generally includes American Depositary Shares. ADRs may be sponsored or unsponsored. In an unsponsored facility, the depositary initiates and arranges the facility at the request of market makers and acts as agent for the ADR holder, while the company itself is not involved in the transaction. In a sponsored facility, the issuing company initiates the facility and agrees to pay certain administrative and shareholder-related expenses. Sponsored facilities use a single depositary and entail a contractual relationship between the issuer, the shareholder and the depositary; unsponsored facilities involve several depositaries with no contractual relationship to the company. The depositary bank that issues an ADR generally charges a fee, based on the price of the ADR, upon issuance and cancellation of the ADR. This fee would be in addition to the brokerage commissions paid upon the acquisition or surrender of the security. In addition, the depositary bank incurs expenses in connection with the conversion of dividends or other cash distributions paid in local currency into U.S. dollars and such expenses are deducted from the amount of the dividend or distribution paid to holders, resulting in a lower payout per underlying shares represented by the ADR than would be the case if the underlying share were held directly. Certain tax considerations, including tax rate differentials and withholding requirements, arising from applications of the tax laws of one nation to nationals of another and from certain practices in the ADR market may also exist with respect to certain ADRs. In varying degrees, any or all of these factors may affect the value of the ADR compared with the value of the underlying shares in the local market. In addition, the rights of holders of ADRs may be different than those of holders of the underlying shares, and the market for ADRs may be less liquid than that for the underlying shares. ADRs are registered securities pursuant to the Securities Act of 1933 and may be subject to the reporting requirements of the Securities Exchange Act of 1934.

On the basis of the best information available to the Sponsor at the present time, none of the Equity Securities are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trust of interest or dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trust. In addition, the adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trust and on the ability of the Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption.

Investors should be aware that it may not be possible to buy all Equity Securities at the same time because of the unavailability of any Equity Security, and restrictions applicable to the Trust relating to the purchase of an Equity Security by reason of the federal securities laws or otherwise.

Foreign securities are often not registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by the Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of such securities by the Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trust will encounter obstacles in disposing of any Securities, if necessary, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent. In addition, the Bonds in the Trust may not be listed on a securities exchange. Whether or not the Bonds are listed, the principal trading market for the Bonds will generally be in the over-the-counter market. As a result, the existence of a liquid trading market for the Bonds may depend on whether dealers will make a market in the Bonds. There can be no assurance that a market will be made for any of the Bonds, that any market for the Bonds will be maintained, or of the liquidity of the Bonds in any markets made. The price at which the Bonds may be sold to meet redemptions and the value of the Trust will be adversely affected if trading markets for the Bonds are limited or absent. The Trust may also contain non-exempt Bonds in registered form which have been purchased on a private placement basis. Sales of these Bonds may not be practicable outside the United States, but can generally be made to U.S. institutions in the private placement market which may not be as liquid as the general U.S. securities market. Since the private placement market is less liquid, the prices received may be less than would have been received had the markets been broader.

Non-U.S. issuers of the Bonds included in the Trust will generally not have submitted to the jurisdiction of U.S. courts for purposes of lawsuits relating to those Bonds. If the Trust contains Bonds of such an issuer, the Trust as a holder of those obligations may not be able to assert its rights in U.S. courts under the documents pursuant to which the Bonds are issued. Even if the Trust obtains a U.S. Foreign Denominated Securities judgment against a foreign obligor, there can be no assurance that the judgment will be enforced by a court in the country in which the foreign obligor is located. In addition, a judgment for money damages by a court in the United States, if obtained, will ordinarily be rendered only in U.S. dollars. It is not clear, however, whether, in granting a judgment, the rate of conversion of the applicable foreign currency into U.S. dollars, if necessary, would be determined with reference to the due date or the date the judgement is rendered. Courts in other countries may have rules that are similar to, or different from, the rules of the U.S. courts.

Exchange Rate. Certain of the Securities may be principally traded in foreign currencies and as such involve investment risks that are substantially different from an investment in a fund which invests in securities that are principally traded in United States dollars. The United States dollar value of the portfolio (and hence of the Units) and of the distributions from the portfolio will vary with fluctuations in the United States dollar foreign exchange rates for the related foreign currencies. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the rate of inflation in the respective economies compared to the United States, the impact of interest rate differentials between different currencies on the movement of foreign currency rates, the balance of imports and exports of goods and services, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries.

The post-World War II international monetary system was, until 1973, dominated by the Bretton Woods Treaty, which established a system of fixed exchange rates and the convertibility of the United States dollar into gold through foreign central banks. Starting in 1971, growing volatility in the foreign exchange markets caused the United States to abandon gold convertibility and to effect a small devaluation of the United States dollar. In 1973, the system of fixed exchange rates between a number of the most important industrial countries of the world, among them the United States and most western European countries, was completely abandoned. Subsequently, major industrialized countries have adopted "floating" exchange rates, under which daily currency valuations depend on supply and demand in a freely fluctuating international market. Many smaller or developing countries have continued to "peg" their currencies to the United States dollar although there has been some interest in recent years in "pegging" currencies to "baskets" of other currencies or to a Special Drawing Right administered by the International Monetary Fund. Currencies are generally traded by leading international commercial banks and institutional investors (including corporate treasurers, money managers, pension funds and insurance companies). From time to time, central banks in a number of countries also are major buyers and sellers of foreign currencies, mostly for the purpose of preventing or reducing substantial exchange rate fluctuations.

Exchange rate fluctuations are partly dependent on a number of economic factors including economic conditions within countries, the impact of actual and proposed government policies on the value of currencies, interest rate differentials between the currencies and the balance of imports and exports of goods and services and transfers of income and capital from one country to another. These economic factors are influenced primarily by a particular country's monetary and fiscal policies (although the perceived political situation in a particular country may have an influence as well--particularly with respect to transfers of capital). Investor psychology may also be an important determinant of currency fluctuations in the short run. Moreover, institutional investors trying to anticipate the future relative strength or weakness of a particular currency may sometimes exercise considerable speculative influence on currency exchange rates by purchasing or selling large amounts of the same currency or currencies. However, over the long term, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.

The Evaluator will estimate the current exchange rate for the foreign currencies based on activity in the related currency exchange market. However, since this market may be volatile and is constantly changing, depending on the activity at any particular time of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies, and since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not be indicative of the amount in United States dollars the Trust would receive had the Trustee sold any particular currency in the market. The foreign exchange transactions of the Trust will be concluded by the Trustee with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. Although foreign exchange dealers trade on a net basis, they do realize a profit based upon the difference between the price at which they are willing to buy a particular currency (bid price) and the price at which they are willing to sell the currency (offer price).

For those Equity Securities that are ADRs, currency fluctuations will affect the U.S. dollar equivalent of the local currency price of the underlying domestic share and, as a result, are likely to affect the value of the ADRs and consequently the value of the Equity Securities. The foreign issuers of securities that are ADRs may pay dividends in foreign currencies which must be converted into dollars. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries. Therefore, for any securities of issuers (whether or not they are in ADR form) whose earnings are stated in foreign currencies, or which pay dividends in foreign currencies or which are traded in foreign currencies, there is a risk that their United States dollar value will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies.


Compensation For Foreign Withholding Tax. Certain of the Bonds may be subject to non-U.S. ("foreign") withholding taxes. Certain issuers of Bonds which are subject to foreign withholding taxes have generally agreed, subject to certain exceptions, to make additional payments ("Additional
Payments") which together with other payments are intended to compensate the holder of the Bond for the imposition of certain withholding taxes. However, both the calculation of the Additional Payment and whether the Additional Payment compensates the holder of the Bond for any related penalties, interest or other charges imposed in connection with any applicable foreign withholding taxes are likely to differ from Bond to Bond. Moreover, the Additional Payment is itself treated as taxable income to Unitholders for U.S. income tax purposes. The Additional Payment may not be based upon a "gross-up" formula which would otherwise compensate an investor for the tax liability triggered by the receipt of the Additional Payment. For any of these reasons, an investor may not be adequately compensated for the actual foreign withholding tax liabilities incurred. If the Trust obtains a certificate from an issuer evidencing payment of foreign withholding taxes with respect to a Bond, the Trust will so notify Unitholders. A Unitholder is required to include in his gross income the entire amount of interest paid on his pro rata portion of the Bond including the amount of tax withheld therefrom and the amount of any Additional Payment. However, if the foreign tax withheld constitutes an income tax for which U.S. foreign tax credits may be taken, the Unitholder may be able to obtain applicable foreign tax credits (subject to statutory limitations) or deductions. See "Taxation".



TAXATION

General. The following is a general discussion of certain of the United States federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986 (the "Code"). Unitholders should consult their tax advisers in determining the federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in the Trust.

In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

1. The Trust is not an association taxable as a corporation for federal income tax purposes; each Unitholder will be treated as the owner of a pro rata portion of each of the assets of the Trust under the Code; and the income of the Trust will be treated as income of the Unitholders thereof under the Code. Each Unitholder will be considered to have received his pro rata share of income derived from each Security when such income is considered to be received by the Trust. Each Unitholder will also be required to include in taxable income for Federal income tax purposes original issue discount with respect to his interest in any Bonds held by a Trust at the same time and in the same manner as though the Unitholder were the direct owner of such interest.

2. Each Unitholder will have a taxable event when the Trust disposes of a Security, or when the Unitholder redeems or sells his Units. A Unitholder's tax basis in his Units will equal his tax basis in his pro rata portion of all of the assets of the Trust. Unitholders must reduce the tax basis of their Units for their share of accrued interest received, if any, on Bonds delivered after the date the Unitholders pay for the Units to the extent that such interest accrued on such Bonds during the period from the Unitholder's settlement date to the date such Bonds are delivered to the Trust and, consequently, such Unitholders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. Gain or loss upon the sale or redemption of Units is measured by comparing the proceeds of such sale or redemption with the adjusted basis of the Units. If the Trustee disposes of Securities (whether by sale, exchange, payment on maturity, redemption or otherwise), gain or loss is recognized by the Unitholder (subject to various non-recognition provisions of the Code). The amount of any such gain or loss is measured by comparing the Unitholder's pro rata share of the total proceeds from such disposition with his basis for his fractional interest in the asset disposed of. In the case of a Unitholder who purchases his Units, such basis (before the adjustments described below) is determined by apportioning the tax basis for the Units among each of the Trust assets ratably according to value as of the valuation date nearest the date of acquisition of the units.

3. The basis of each Unit and of each Bond which was issued with original issue discount (or which has market discount) must be increased by the amount of accrued original issue discount (and market discount, if the Unitholder elects to include market discount in income as it accrues) and the basis of each Unit and of each Bond which was purchased by the Trust at a premium must be reduced by the annual amortization of bond premium which the Unitholder has properly elected to amortize under Section 171 of the Code. The tax cost reduction requirements of the Code relating to amortization of bond premium may, under some circumstances, result in the Unitholder realizing a taxable gain when his Units are sold or redeemed for an amount equal to or less than his original cost. Original issue discount is effectively treated as interest for Federal income tax purposes and the amount of original issue discount in this case is generally the difference between the bond's purchase price and its stated redemption price at maturity. A Unitholder will be required to include in gross income for each taxable year the sum of his daily portions of any original issue discount attributable to the Bonds held by the Trust as such original issue discount accrues for such year even though the income is not distributed to the Unitholders during such year unless a Bond's original issue discount is less than a "de minimis" amount as determined under the Code. To the extent the amount of such discount is less than the respective "de minimis" amount, such discount shall be treated as zero. In general, original issue discount accrues daily under a constant interest rate method which takes into account the semi-annual compounding of accrued interest. Unitholders should consult their tax advisers regarding the Federal income tax consequences and accretion of original issue discount.

4. For Federal income tax purposes, a Unitholder's pro rata portion of dividends as defined by Section 316 of the Code paid by a corporation with respect to the Equity Securities held by the Trust is taxable as ordinary income to the extent of such corporation's current and accumulated
"earnings and profits." A Unitholder's pro rata portion of dividends paid on such Equity Securities which exceed such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Equity Securities, and to the extent that such dividends exceed a Unitholder's tax basis in such Equity Securities shall generally be treated as capital gain. In general, any such capital gain will be short-term unless a Unitholder has held his Units for more than one year.

The Bonds - Premium. If a Unitholder's tax basis of his pro rata portion in any Bonds held by the Trust exceeds the amount payable by the issuer of the Bonds with respect to such pro rata interest upon maturity (or, in certain cases, the call date) of the Bond, such excess would be considered premium which may be amortized by the Unitholder at the Unitholder's election as provided in Section 171 of the Code. Unitholders should consult their tax advisors regarding whether such election should be made and the manner of amortizing premium.

The Bonds - Original Issue Discount. Certain of the Bonds in the Trust may have been acquired with "original issue discount." In the case of any Bonds in the Trust acquired with "original issue discount" that exceeds a "de minimis" amount as specified in the Code, such discount is includable in taxable income of the Unitholders on an accrual basis computed daily, without regard to when payments of interest on such Bonds are received. The Code provides a complex set of rules regarding the accrual of original issue discount. These rules provide that original issue discount generally accrues on the basis of a constant compound interest rate over the term of the Bonds. Unitholders should consult their tax advisers as to the amount of original issue discount which would have previously accrued based upon its issue price (its "adjusted issue price"). Similarly, these special rules would apply to a Unitholder if the tax basis of his pro rata portion of a Bond issued with original issue discount exceeds his pro rata portion of its adjusted issue price. Unitholders should also consult their tax advisers regarding these special rules.

The Bonds - Market Discount. If a Unitholder's tax basis in his pro rata portion of Bonds is less than the allocable portion of such Bond's stated redemption price at maturity (or, if issued with original issue discount, the allocable portion of its "revised issue price"), such difference will constitute market discount unless the amount of market discount is "de minimis" as specified in the Code. Market discount accrues daily computed on a straight line basis, unless the Unitholder elects to calculate accrued market discount under a constant yield method. Unitholders should consult their tax advisers regarding whether such election should be made and as to the amount of market discount which accrues.

Accrued market discount is generally includable in taxable income to the Unitholders as ordinary income for Federal tax purposes upon the receipt of serial principal payments on the Bonds, on the sale, maturity or disposition of such Bonds by the Trust, and on the sale by a Unitholder of Units, unless a Unitholder elects to include the accrued market discount in taxable income as such discount accrues. If a Unitholder does not elect to annually include accrued market discount in taxable income as it accrues, deductions for any interest expense incurred by the Unitholder which is incurred to purchase or carry his Units will be reduced by such accrued market discount. In general, the portion of any interest expense which was not currently deductible would ultimately be deductible when the accrued market discount is included in income. Unitholders should consult their tax advisers regarding whether an election should be made to include market discount in income as it accrues and as to the amount of interest expense which may not be currently deductible.

The Bonds - Basis. The tax basis of a Unitholder with respect to his interest in a Bond is increased by the amount of original issue discount (and market discount, if the Unitholder elects to include market discount in income as it accrues) thereon properly included in the Unitholder's gross income as determined for Federal income tax purposes and reduced by the amount of any amortized acquisition premium which the Unitholder has properly elected to amortize under Section 171 of the Code. A Unitholder's tax basis in his Units will equal his tax basis in his pro rata portion of all of the assets of the Trust.

Dividends Received Deduction. To the extent dividends received by the Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends, since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations.

Limitations on Deductibility of Trust Expenses by Unitholders. Each Unitholder's pro rata share of each expense paid by the Trust is deductible by the Unitholder to the same extent as though the expense had been paid directly by such Unitholder. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unitholders may be required to treat some or all of the expenses paid by the Trust as miscellaneous itemized deductions subject to this limitation.

Recognition of Taxable Gain or Loss Upon Disposition of Securities by the Trust or Disposition of Units. As discussed above, a Unitholder may recognize taxable gain (or loss) when a Security is disposed of by the Trust or if the Unitholder disposes of a Unit. For taxpayers other than corporations, net capital gains are subject to a maximum marginal stated tax rate of 28%. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed.

"The Revenue Reconciliation Act of 1993" (the "Tax Act") raised tax rates on ordinary income while capital gains remain subject to a 28% maximum stated rate for taxpayers other than corporations. Because some or all capital gains are taxed at a comparatively lower rate under the Tax Act, the Tax Act includes a provision that recharacterizes capital gains as ordinary income in the case of certain financial transactions that are "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

Other Matters. Each Unitholder (other than certain foreign investors) will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding.

At the termination of the Trust, the Trustee will furnish to each Unitholder of the Trust a statement containing information relating to the dividends received by the Trust on the Securities, the gross proceeds received by the Trust from the disposition of any Security (resulting from redemption or the sale of any Security), and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to Unitholders and to the Internal Revenue Service.

Unitholders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker-dealers for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established.

It should be noted that payments to the Trust of dividends on Equity Securities that are attributable to foreign corporations may be subject to foreign withholding taxes and Unitholders should consult their tax advisers regarding the potential tax consequences relating to the payment of any such withholding taxes by the Trust. Any dividends withheld as a result thereof will nevertheless be treated as income to the Unitholders. Because under the grantor trust rules, an investor is deemed to have paid directly his share of foreign taxes that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for United States tax purposes with respect to such taxes. Investors should consult their tax advisers with respect to foreign withholding taxes and foreign tax credits.

In the opinion of Tanner Propp & Farber, special counsel to the Fund for New York tax matters, the Trust is not an association taxable as a corporation and the income of the Trust will be treated as the income of the Unitholders under the existing income tax laws of the State and City of New York.

The foregoing discussion relates only to the tax treatment of U.S. Unitholders ("U.S. Unitholders") with regard to federal and certain aspects of New
York State and City income taxes. Unitholders may be subject to taxation in New York or in other jurisdictions (including a foreign investor's country of residence) and should consult their own tax advisers in this regard. As used herein, the term "U.S. Unitholder" means an owner of a Unit of the Trust that (a) is (i) for United States federal income tax purposes a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source or (b) does not qualify as a U.S. Unitholder in paragraph (a) but whose income from a Unit is effectively connected with such Unitholder's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the Units will be taxable. Unitholders should consult their tax advisors regarding potential state, local or foreign taxation with respect to the Units and foreign investors should consult their tax advisers with respect to United States tax consequences of ownership of Units.


TRUST OPERATING EXPENSES


Initial Costs. All costs and expenses incurred in creating and establishing the Trust, including the cost of the initial preparation, printing and execution of the Trust Agreement and the certificates, legal and accounting expenses, advertising and selling expenses, expenses of the Trustee, initial fees of an evaluator and other out-of-pocket expenses have been borne by the Sponsor at no cost to the Fund.


Compensation of Sponsor and Supervisor. The Sponsor will not receive any fees in connection with its activities relating to the Trust. However, Van Kampen American Capital Investment Advisory Corp., which is a wholly owned subsidiary of the Sponsor, will receive an annual supervisory fee, payable in monthly installments, which is not to exceed the amount set forth under "Summary of Essential Financial Information", for providing portfolio supervisory services for the Trust. Such fee (which is based on the number of Units outstanding on January 1 of each year for which such compensation relates except during the initial offering period in which case the calculation is based on the number of Units outstanding at the end of the month of such calculation) may exceed the actual costs of providing such supervisory services for this Trust, but at no time will the total amount received for portfolio supervisory services rendered to series of Van Kampen American Capital Equity Opportunity Trust and to any other unit investment trusts sponsored by the Sponsor for which the Supervisor provides portfolio supervisory services in any calendar year exceed the aggregate cost to the Supervisor of supplying such services in such year. Pursuant to a contract with the Supervisor, Global Assets Advisors, Inc., a non-affiliated firm regularly engaged in the business of evaluating, quoting or appraising comparable securities, provides, for both the initial offering period and secondary market transactions, portfolio supervisory services for the Trust and receives for such services the entire supervisory fee paid to the Supervisor. The foregoing fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price
Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. The Sponsor and the Managing Underwriter will receive sales commissions and the Managing Underwriter may realize other profits (or losses) in connection with the sale of Units and the deposit of the Securities as described under "Public Offering--Sponsor and Managing Underwriter Compensation".

Compensation of Evaluator. The Evaluator shall receive the evaluation fee set forth under "Summary of Essential Financial Information" for regularly evaluating the Trust's portfolio. Such fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price
Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category.

Trustee's Fee. For its services the Trustee will receive the annual per Unit fee from the Trust set forth under "Summary of Essential Financial Information" (which is based on the number of Units of the Trust outstanding on January 1 of each year for which such compensation relates except during the initial offering period in which case the calculation is based on the number of Units outstanding at the end of the month of such calculation) and the additional amounts set forth in footnote (8) in the "Summary of Essential Financial Information". The Trustee's fees are payable in monthly installments on or before the fifteenth day of each month from the Income Account of the Trust to the extent funds are available and then from the Capital Account of the Trust. The Trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to the Trust is expected to result from the use of these funds. Such fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer
Price Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. For a discussion of the services rendered by the Trustee pursuant to its obligations under the Trust Agreement, see "Rights of Unitholders--Reports Provided" and
"Trust Administration".

Miscellaneous Expenses. The following additional charges are or may be incurred by the Trust: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of such Trust, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect the Trust and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Trust without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees and (h) expenditures incurred in contacting Unitholders upon termination of the Trust. The fees and expenses set forth herein are payable out of the Trust. When such fees and expenses are paid by or owing to the Trustee, they are secured by a lien on the Trust's portfolio. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the Trust, the Trustee has the power to sell Securities to pay such amounts. These sales may result in capital gains or losses to Unitholders. See
"Taxation".

PUBLIC OFFERING

General. Units are offered at the Public Offering Price (which is based on the aggregate underlying value of the Securities and includes a sales charge of 5.5% of the Public Offering Price which charge is equivalent to 5.820% of the aggregate underlying value of the Securities, plus any accrued interest on the Bonds). Such underlying value shall include the proportionate share of any undistributed cash held in the Capital and Income Accounts of the Trust. Such underlying value is based on the aggregate value of the Foreign Denominated Securities computed as of the Evaluation Time on the basis of the offering side value of the currency exchange rate for the related currency expressed in U.S. dollars during the initial offering period and on the bid side value for secondary market transactions and in each case includes the estimated costs of acquiring or liquidating the Foreign Denominated Securities, as the case may be. The sales charge applicable to quantity purchases is, during the initial offering period, reduced on a graduated basis to any person acquiring 10,000 or more Units as follows:

Aggregate Number of Units
Purchased                        Sales Charge Reduction Per Unit
10,000-24,999                     0.60%
25,000-49,999                     0.90
50,000-99,999                     1.30
100,000 or more                   2.10


The sales charge reduction will primarily be the responsibility of the selling Managing Underwriter, broker, dealer or agent. Registered representatives of the Managing Underwriter may purchase Units of the Trust at the current Public Offering Price less the underwriting commission or less the dealer's concession in the absence of an underwriting commission. Registered representatives of selling brokers, dealers, or agents may purchase Units of the Trust at the current Public Offering Price less the dealer's concession during the initial offering period and for secondary market transactions.

Offering Price. The Public Offering Price of the Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities in the Trusts. The Public Offering Price per Unit is based on the aggregate value of the Foreign Denominated Securities computed at the Evaluation Time (set forth under "Summary of Essential Information") on the basis of the offering side or bid side value of the currency exchange rate for the related currency expressed in U.S. dollars during the initial offering period or secondary market, respectively, and includes the estimated costs of acquiring or liquidating the Foreign Denominated Securities.


   As indicated above, the price of the Units was established by adding to the determination of the aggregate underlying value of the Securities in the Trust an amount equal to 5.820% of such value, plus any accrued interest on the Bonds and dividing the sum so obtained by the number of Units in the Trust outstanding. Such underlying value shall include the proportionate share of any cash held in the Income and Capital Accounts in the Trust. This computation produced a gross underwriting profit equal to 5.5% of the Public Offering Price. Such price determination as of the close of business on the day before the Initial Date of Deposit was made on the basis of an evaluation of the Securities in the Trust prepared by Interactive Data Corporation, a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. Thereafter, the Evaluator on each business day will appraise or cause to be appraised the value of the underlying Securities in the Trust as of the Evaluation Time and will adjust the Public Offering Price of the Units commensurate with such valuation. Such Public Offering Price will be effective for all orders received prior to the Evaluation Time on each such day. Orders received by the Trustee or Managing Underwriter for purchases, sales or redemptions after that time, or on a day which is not a business day for the Trust, will be held until the next determination of price. The term "business day", as used herein and under "Rights of Unitholders--Redemption of Units", shall exclude Saturdays, Sundays and the following holidays as observed by the New York Stock Exchange, Inc.: New Year's Day, Washington's Birthday, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas Day. Effective on each November 22, commencing November 22, 1996, the sales charge will be reduced by .5 of 1% to a minimum sales charge of 3.0%.


The value of the Equity Securities during the initial offering period is determined on each business day by the Evaluator in the following manner: if the Equity Securities are listed on a national securities exchange, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing ask prices. If the Equity Securities are not so listed or, if so listed and the principal market therefore is other than on the exchange, the evaluation shall generally be based on the current ask price on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Equity Securities on the ask side of the market or (c) by any combination of the above. The value of the Equity Securities during the initial offering period is based on the aggregate value of the Foreign Denominated Securities computed on the basis of the offering side value of the currency exchange rate expressed in U.S. dollars as of the Evaluation Time and includes the costs of acquiring the Securities.

The value of the Bonds is based on the offering price during the initial offering period and on the bid price for secondary market transactions. The value of the Bonds in the Trust has been and will be determined on the basis of bid prices or offering prices, as appropriate, (a) on the basis of current market prices for the Bonds obtained from dealers or brokers who customarily deal in bonds comparable to those held by the Trust; (b) if such prices are not available for any particular Bonds, on the basis of current market prices for comparable bonds; (c) by causing the value of the Bonds to be determined by others engaged in the practice of evaluation, quoting or appraising comparable bonds; or (d) by any combination of the above.

In offering the Units to the public, neither the Sponsor, the Managing Underwriter nor any broker-dealers are recommending any of the individual Securities in the Trust but rather the entire pool of Securities, taken as a whole, which are represented by the Units.

Accrued Interest. Accrued interest is an accumulation of unpaid interest on bonds which generally is paid semi-annually, although the Trust accrues such interest daily. Because of this, the Trust always has an amount of interest earned but not yet collected by the Trustee with respect to the Bonds. For this reason, with respect to sales settling subsequent to the First Settlement Date, the Public Offering Price of Units will have added to it the proportionate share of accrued interest on the Bonds to the date of settlement. Unitholders will receive on the next distribution date of the Trust the amount, if any, of accrued interest paid on their Units.

In an effort to reduce the amount of accrued interest which would otherwise have to be paid by Unitholders, the Trustee will advance the amount of accrued interest to the Sponsor as the Unitholder of record as of the First Settlement. Consequently, the amount of accrued interest to be added to the Public Offering Price of Units will include only accrued interest from the First Settlement Date to the date of settlement, less any distributions from the Interest Account subsequent to the First Settlement Date. See "Rights of Unitholders--Distributions of Income and Capital".

Because of the varying interest payment dates of the Bonds, accrued interest at any point in time will be greater than the amount of interest actually received by the Trust and distributed to Unitholders. If a Unitholder sells or redeems all of a portion of his Units, he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his Units. Since the Trustee has the use of the funds held in the Income Account for distributions to Unitholders and since such Account is non-interest-bearing to Unitholders, the Trustee benefits thereby.

Unit Distribution. During the initial offering period, Units will be distributed to the public by the Managing Underwriter, broker-dealers and others at the Public Offering Price. Upon the completion of the initial offering period, Units repurchased in the secondary market, if any, may be offered by this Prospectus at the Public Offering Price in the manner described above.


It is the intention of the Sponsor to qualify Units of the Trust for sale in a number of states. Sales initially will be made to any broker, dealer or bank at prices which represent a concession or agency commission in connection with the distribution of Units during the initial offering period of 3.6% of the Public Offering Price. Volume concessions or agency commissions of an additional 0.40% of the Public Offering Price will be given to any broker, dealer or bank who purchases from the Managing Underwriter at least $100,000 on the Initial Date of Deposit. For secondary market transactions, such concession or agency commission will amount to 3.6% of the Public Offering Price (or 65% of the then current maximum sales charge after November 17, 1996). However, resale of Units of the Trust by such Managing Underwriter, dealers and others to the public will be made at the Public Offering Price described in the prospectus.


Certain commercial banks are making Units of the Trust available to their customers on an agency basis. A portion of the sales charge (equal to the agency commission referred to above) is retained by or remitted to the banks. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law.

To facilitate the handling of transactions, sales of Units shall normally be limited to transactions involving a minimum of 500 Units (100 Units for a tax-sheltered retirement plan). The Managing Underwriter reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.


Sponsor and Managing Underwriter Compensation. The Managing Underwriter will receive the gross sales commission equal to 5.5% of the Public Offering Price of the Units, less any reduced sales charge for quantity purchases as described under "General" above. Any such quantity discount provided to investors will be borne by the selling dealer or agent. The Sponsor will receive from the Managing Underwriter the excess of such gross sales commission over the Managing Underwriter's discount. The Managing Underwriter will be allowed a discount in connection with the distribution of Units of (a) 4.3% per Unit for sales up to $10,000,000 and (b) 4.5% per Unit for sales in excess of $10,000,000.


In addition, the Managing Underwriter will realize a profit or will sustain a loss, as the case may be, as a result of the difference between the price paid for the Securities by the Managing Underwriter and the cost of such Securities to the Trust on the Initial Date of Deposit as well as on subsequent deposits. See "Portfolio". The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities in the Trust portfolio. The Managing Underwriter may further realize additional profit or loss during the initial offering period as a result of the possible fluctuations in the market value of the Securities in the Trust after a date of deposit, since all proceeds received from purchasers of Units (excluding dealer concessions and agency commissions allowed, if any) will be retained by the Managing Underwriter.

A person will become the owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor or Managing Underwriter prior to the date of settlement for the purchase of Units may be used in the Sponsor's or the Managing Underwriter's business and may be deemed to be a benefit to the Sponsor or Managing Underwriter, subject to the limitations of the Securities Exchange Act of 1934.

As stated under "Public Market" below, the Managing Underwriter currently intends to maintain a secondary market for Units of the Trust. In so maintaining a market, the Managing Underwriter will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge). In addition, the Managing Underwriter or Sponsor will also realize profits or sustain losses resulting from a redemption of such repurchased Units at a price above or below the purchase price for such Units, respectively.

Public Market. Although it is not obligated to do so, the Managing Underwriter currently intends to maintain a market for the Units offered hereby and offer continuously to purchase Units at prices, subject to change at any time, based upon the aggregate underlying value of the Securities in the Trust (computed as indicated under "Offering Price" above and "Rights of Unitholders--Redemption of Units"). The aggregate underlying value of the Foreign Denominated Securities is computed at the Evaluation Time on the basis of the bid side value of the currency exchange rate for the related currency (offer side during the initial offering period) expressed in U.S. dollars. If the supply of Units exceeds demand or if some other business reason warrants it, the Managing Underwriter may either discontinue all purchases of Units or discontinue purchases of Units at such prices. In the event that a market is not maintained for the Units and the Unitholder cannot find another purchaser, a Unitholder desiring to dispose of his Units will be able to dispose of such Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". A Unitholder who wishes to dispose of his Units should inquire of his broker as to current market prices in order to determine whether there is in existence any price in excess of the Redemption Price and, if so, the amount thereof.

Tax-Sheltered Retirement Plans. Units of the Trust are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for the individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The purchase of Units of the Trust may be limited by the plans' provisions and does not itself establish such plans. The minimum purchase in connection with a tax-sheltered retirement plan is 100 Units.

RIGHTS OF UNITHOLDERS

Certificates. The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units of the Trust will be evidenced by book entry unless a Unitholder or the Unitholder's registered broker-dealer makes a written request to the Trustee that ownership be evidenced by certificates. Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by a certificate, by presentation and surrender of such certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign such written request, and such certificate or transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate representing the Units to be transferred with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("
STAMP") or such other signature guarantee program in addition to, or in substitution for, STAMP as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Certificates will be issued in denominations of one Unit or any whole multiple thereof.

Although no such charge is now made or contemplated, the Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

Distributions of Income and Capital. Any interest (including that part of the proceeds of any disposition of Bonds which represents accrued interest) or dividends received by the Trust with respect to the Securities therein are credited by the Trustee to the Income Account of the Trust. Other receipts (e.g., principal, capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account of the Trust. Any amounts to be credited to such accounts with respect to Foreign Denominated Securities are first converted into U.S. dollars at the applicable exchange rate.


The Trustee will distribute any net income received with respect to any of the Securities in the Trust on or about the Income Distribution Dates to Unitholders of record on the preceding Income Record Dates (after first deducting amounts sufficient to reimburse the Trustee, without interest, for any amounts advanced and paid to the Sponsor as the Unitholder of record as of the First Settlement Date). See "Summary of Essential Financial
Information". Principal received with respect to the Bonds and proceeds received on the sale of any Securities in the Trust, to the extent not used to meet redemptions of Units or pay expenses, will be distributed annually on the Capital Account Distribution Date to Unitholders of record on the preceding Capital Account Record Date. Proceeds received from the disposition of any of the Securities after a record date and prior to the following distribution date will be held in the Capital Account of the Trust and not distributed until the next distribution date applicable to the Capital Account. The Trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds) nor to make a distribution from the Capital Account unless the amount available for distribution in such Account shall equal at least $0.10 per Unit. Should the amount available for distribution in the Capital Account equal or exceed $0.10 per Unit, to the extent permissible under the Investment Company Act of 1940, the Trustee will make a special distribution from the Capital Account on the last day of each month to holders of record on the fifteenth day of such month.


The distribution to Unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of each Unitholder's pro rata share of the cash in the Income Account after deducting estimated expenses. Because dividends on the Equity Securities are not received by the Trust at a constant rate throughout the year, such distributions to Unitholders are expected to fluctuate from distribution to distribution. Persons who purchase Units will commence receiving distributions only after such person becomes a record owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.

As of the fifteenth day of each month, the Trustee will deduct from the Income Account and, to the extent funds are not sufficient therein, from the Capital Account of the Trust amounts necessary to pay the expenses of the Trust (as determined on the basis set forth under "Trust Operating Expenses").
The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Trust. Amounts so withdrawn shall not be considered a part of the Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Income and Capital Accounts of the Trust such amounts as may be necessary to cover redemptions of Units.

Reports Provided. The Trustee shall furnish Unitholders of the Trust in connection with each distribution a statement of the amount of income and the amount of other receipts (received since the preceding distribution), if any, being distributed, expressed in each case as a dollar amount representing the pro rata share of each Unit of the Trust outstanding. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a registered Unitholder of the Trust a statement (i) as to the Income Account: income received (including amounts representing interest received upon any disposition of Bonds), deductions for applicable taxes and for fees and expenses of the Trust, for redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year;
(ii) as to the Capital Account: the dates of disposition of any Securities and the net proceeds received therefrom (excluding any portion representing accrued interest), deductions for payment of applicable taxes, fees and expenses of the Trust held for distribution to Unitholders of record as of a date prior to the determination and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (iii) a list of the Securities held by such Trust and the number of Units of the Trust outstanding on the last business day of such calendar year; (iv) the Redemption Price per Unit of the Trust based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed during such calendar year from the Income and Capital Accounts of the Trust, separately stated, expressed as total dollar amounts.

In order to comply with federal and state tax reporting requirements, Unitholders will be furnished, upon request to the Trustee, evaluations of the Securities in the Trust furnished to it by the Evaluator.

Redemption of Units. A Unitholder may redeem all or a portion of his Units by tender to the Trustee at its corporate trust office at 101 Barclay Street, 20th Floor, New York, New York 10286 and, in the case of Units evidenced by a certificate, by tendering such certificate to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed as described above (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. No redemption fee will be charged. On the third business day following such tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units and converted into U.S. dollars, when necessary, as of the Evaluation Time set forth under "Summary of Essential Financial Information". The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received after the applicable Evaluation Time the date of tender is the next business day as defined under "Public Offering--Offering Price" and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day. Foreign securities exchanges are open for trading on certain days which are U.S. holidays on which the Trust will not transact business. The Foreign Denominated Securities will continue to trade on those days and thus the value of the Trust may be significantly affected on days when a Unitholder cannot sell or redeem his Units.

The Trustee is empowered to sell Securities of the Trust in order to make funds available for redemption if funds are not otherwise available in the Capital and Income Accounts of the Trust to meet redemptions. The Securities to be sold will be selected by the Trustee from those designated on a current list provided by the Supervisor for this purpose. Units so redeemed shall be cancelled.

The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the aggregate underlying value of the Securities in the Trust, plus or minus cash, if any, in the Income and Capital Accounts of the Trust (net of applicable commissions and stamp taxes). On the Initial Date of Deposit, the Public Offering Price per Unit (which is based on the offering price of the Bonds and includes the sales charge) exceeded the values at which Units could have been redeemed (which is based on the bid prices of the Bonds) by the amounts shown under "Summary of Essential Financial Information". The Redemption Price per Unit is the pro rata share of each Unit in the Trust determined on the basis of (i) the cash on hand in the Trust or monies in the process of being collected, (ii) the value of the Securities in the Trust (including accrued interest on the Bonds) and (iii) dividends receivable on the Equity Securities of the Trust trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Trust and (b) the accrued expenses of the Trust. The Evaluator will determine the value of the Bonds on the basis of the bid prices of the Bonds and may determine such value by employing any of the methods set forth in "Public Offering--Offering
Price". Accrued interest on the Bonds paid on redemption shall be withdrawn from the Income Account or, if the balance therein is insufficient, from the Capital Account. The Evaluator may determine the value of the Equity Securities in the Trust in the following manner: if the Equity Securities are listed on a national securities exchange, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing bid prices. If the Equity Securities are not so listed or, if so listed and the principal market therefore is other than on the exchange, the evaluation shall generally be based on the current bid price on the over-the-counter market (unless these prices are inappropriate as a basis for evaluation). If current bid prices are unavailable, the evaluation is generally determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Equity Securities on the bid side of the market or (c) by any combination of the above. The value of the Foreign Denominated Securities in the secondary market is based on the aggregate value of such Foreign Denominated Securities computed on the basis of the bid side value of the currency exchange rate for the related currency expressed in U.S. dollars as of the Evaluation Time.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the Securities and Exchange Commission determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities in the Trust is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit.

TRUST ADMINISTRATION

Managing Underwriter Purchases of Units. The Trustee shall notify the Managing Underwriter of any Units tendered for redemption. If the Managing Underwriter's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before the close of business on the next succeeding business day and by making payment therefor to the Unitholder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Managing Underwriter may be tendered to the Trustee for redemption as any other Units.

The offering price of any Units acquired by the Managing Underwriter will be in accord with the Public Offering Price described in the then currently effective prospectus describing such Units. Any profit resulting from the resale of such Units will belong to the Managing Underwriter which likewise will bear any loss resulting from a lower offering or redemption price subsequent to its acquisition of such Units.

Portfolio Administration. The portfolio of the Trust is not "managed" by the Sponsor, Supervisor or the Trustee; their activities described herein are governed solely by the provisions of the Trust Agreement. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. While the Trust will not be managed, the Trust Agreement does provide that the Sponsor may (but need not) direct the Trustee to dispose of a Security in certain events such as the issuer having defaulted on payment on any of its outstanding obligations or the price of a Security has declined to such an extent or other such credit factors exist so that in the opinion of the Sponsor the retention of such Securities would be detrimental to the Trust. Pursuant to the Trust Agreement and with limited exceptions, the Trustee may sell any securities or other properties acquired in exchange for the Securities such as those acquired in connection with a merger, refinancing plan or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer; provided that in the case of a refunding or refinancing of any Bond, if (1) the issuer is in default with respect to such Bond or (2) in the opinion of the Sponsor the issuer will probably default with respect to such Bond in the reasonably foreseeable future, the Sponsor shall instruct the Trustee to accept or reject such offer or take any other action with respect thereto as the Sponsor may deem proper. However, in the event such securities or property are nonetheless acquired by the Trust, they may be accepted for deposit in the Trust and either sold by the Trustee or held in the Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Supervisor). Proceeds from the sale of Securities (or any securities or other property received by the Trust in exchange for the Securities) are credited to the Capital Account for distribution to Unitholders or to meet redemptions. Except as stated under "Trust Portfolio" for failed securities and as provided in this section, the acquisition by the Trust of any securities other than the Securities is prohibited.

As indicated under "Rights of Unitholders--Redemption of Units" above, the Trustee may also sell Securities designated by the Supervisor, or if no such designation has been made, in its own discretion, for the purpose of redeeming Units of the Trust tendered for redemption and the payment of expenses. If any default in the payment of principal or interest on any Bond occurs and no provision for payment is made therefor within 30 days, the Trustee is required to notify the Sponsor thereof. If the Sponsor fails to instruct the Trustee to sell or hold such Bond within 30 days after notification by the Trustee to the Sponsor of such default, the Trustee may in its discretion sell the defaulted Bond and not be liable for any depreciation or loss thereby incurred.

The Supervisor, in designating Securities to be sold by the Trustee, will generally make selections in order to maintain, to the extent practicable, the proportionate relationship among the principal amounts of the Bonds and the market value of individual issues of Equity Securities in the Trust. To the extent this is not practicable, the composition and diversity of the Securities in the Trust may be altered. In order to obtain the best price for the Trust, it may be necessary for the Supervisor to specify minimum amounts in which blocks of Securities are to be sold.

Amendment or Termination. The Trust Agreement may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, or (2) to make such other provisions as shall not adversely affect the Unitholders (as determined in good faith by the Sponsor and the Trustee), provided, however, that the Trust Agreement may not be amended to increase the number of Units (except as provided in the Trust Agreement). The Trust Agreement may also be amended in any respect by the Trustee and Sponsor, or any of the provisions thereof may be waived, with the consent of the holders representing 51% of the Units of the Trust then outstanding, provided that no such amendment or waiver will reduce the interest in the Trust of any Unitholder without the consent of such Unitholder or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of all Unitholders. The Trustee shall advise the Unitholders of any amendment promptly after execution thereof.

The Trust may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of the Trust then outstanding. The Trust will be liquidated by the Trustee in the event that a sufficient number of Units of the Trust not yet sold are tendered for redemption by the Managing Underwriter or the Sponsor so that the net worth of the Trust would be reduced to less than 40% of the value of the Securities at the time they were deposited in the Trust. If the Trust is liquidated because of the redemption of unsold Units by
the Sponsor     and/or the Managing Underwriter, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale, redemption or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date stated under "Summary of Essential
Financial Information".

Commencing on the Mandatory Termination Date, Equity Securities (and any remaining Bonds) then held in the Trust will begin to be sold in connection with the termination of the Trust. The Sponsor will determine the manner, timing and execution of the sales of the Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. At least 30 days before the Mandatory Termination Date the Trustee will provide written notice of any termination to all Unitholders of the Trust. Unitholders will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. The Trustee will deduct from the funds of the Trust any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, in connection with any remaining Bonds held in the Trust the amount realized by a Unitholder upon termination may be less than the principal amount or par amount of Bonds represented by the Units held by such Unitholder. The Trustee will then distribute to each Unitholder of the Trust his pro rata share of the balance of the Income and Capital Accounts of the Trust.

Within 60 days after the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.

Limitations on Liabilities. The Sponsor, the Evaluator, the Supervisor and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder.

The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Trust Agreement. The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Trust Agreement or upon or in respect of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.

The Trustee, Sponsor, Supervisor and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unitholders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

Managing Underwriter and Sub-Supervisor. International Assets Advisory Corporation ("IAAC"), the Managing Underwriter for the Trust, is a full-service securities brokerage firm specializing in global investing. IAAC was formed as a Florida corporation in 1981 and registered as a broker/dealer in 1982. The firm has focused on the sale of global debt and equity securities to its clients. IAAC has developed an experienced team specializing in the selection, research, trading, currency exchange and execution of individual equity and fixed-income products on a global basis. Members of this team are also affiliated with Global Assets Advisors, Inc. and have many years of experience in the global marketplace. Global Assets Advisors, Inc., is the Sub-Supervisor and provides research and portfolio supervisory services for the Trust pursuant to a contract with the Supervisor. Global Assets Advisors is a wholly-owned subsidiary of International Assets Holding Corporation and a related corporation of IAAC. The principal offices of IAAC and Global Assets Advisors are located at 250 Park Avenue South, Suite 200, Winter Park, Florida 32789. The telephone number is (800) 432-0000.

Sponsor. Van Kampen American Capital Distributors, Inc., a Delaware corporation, is the Sponsor of the Trust. Van Kampen American Capital Distributors, Inc. is primarily owned by Clayton, Dubilier & Rice, Inc., a New York-based private investment firm. Van Kampen American Capital Distributors, Inc. management owns a significant minority equity position. Effective December 20, 1994, the parent of Van Kampen Merritt Inc. acquired American Capital Management & Research, Inc. As a result, Van Kampen Merritt Inc., has changed its name to Van Kampen American Capital Distributors, Inc. Van Kampen American Capital Distributors, Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has offices at One Parkview Plaza, Oakbrook Terrace, Illinois 60181, (708) 684-6000 and 2800 Post Oak Boulevard, Houston, Texas, 77056, (713) 993-0500. It maintains a branch office in Philadelphia and has regional representatives in Atlanta, Dallas, Los Angeles, New York, San Francisco, Seattle and Tampa. As of December 31, 1994 the total stockholders' equity of Van Kampen Merritt Inc. was $117,357,000 (audited). (This paragraph relates only to the Sponsor and not to the Trust or to the Managing Underwriter. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trust as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

Trustee. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Trust portfolio.

In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Trust. Such records shall include the name and address of, and the number of Units of the Trust held by, every Unitholder of the Trust. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation (see "Rights of Unitholders--Reports Provided").
The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in the Trust.

Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

OTHER MATTERS

Legal Opinions. The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Tanner Propp & Farber has acted as counsel for the Trustee.

Independent Certified Public Accountants. The statement of condition and the related securities portfolio at the Initial Date of Deposit included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in this Prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.


REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of Van Kampen American Capital Distributors, Inc. and the Unitholders of Van Kampen American Capital Equity Opportunity Trust, Series 21 (Gold & Income Trust, Series 1):

We have audited the accompanying statement of condition and the related portfolio of Van Kampen American Capital Equity Opportunity Trust, Series 21 (Gold & Income Trust, Series 1) as of November 17, 1995. The statement of condition and portfolio are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation.

We believe our audit provides a reasonable basis for our opinion. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Kampen American Capital
Equity Opportunity Trust, Series 21 (Gold & Income Trust, Series 1) as of November 17, 1995, in conformity with generally accepted accounting principles.

Chicago, Illinois
November 17, 1995                              GRANT THORNTON LLP




GOLD & INCOME TRUST, SERIES 1
STATEMENT OF CONDITION
As of November 17, 1995
INVESTMENT IN SECURITIES
Contracts to purchase Securities <F1>................ $   1,902,479
Accrued interest to First Settlement Date <F1><F2>...        19,588
Total................................................ $   1,922,067
LIABILITY AND INTEREST OF UNITHOLDERS
Liability-- .........................................
Accrued interest payable to Sponsor <F1><F2>......... $      19,588
Interest of Unitholders-- ...........................
Cost to investors <F3>...............................     2,012,000
Less: Gross underwriting commission <F3>.............       109,521
Net interest to Unitholders <F3>..................... $   1,902,479
Total................................................ $   1,922,067

<F1>The aggregate value of the Securities listed under "Portfolio" herein and their cost to the Trust are the same. The value of the Securities is determined by Interactive Data Corporation on the bases set forth under "Public Offering--Offering Price". The contracts to purchase Securities are collateralized by an irrevocable letter of credit of $1,922,067 which has been deposited with the Trustee. Of this amount, $1,902,479 relates to the offering price on the principal amount of Securities to be purchased and $19,588 relates to accrued interest on the Bonds to the expected dates of delivery.

<F2>The Trustee will advance to the Trust the amount of net interest accrued on the Bonds to November 22, 1995, the First Settlement Date, for distribution to the Sponsor as the Unitholder of record as of the First Settlement Date.

<F3>The aggregate public offering price and the aggregate sales charge of 5.5% are computed on the bases set forth under "Public Offering--Offering Price"
 and "Public Offering--Sponsor and Managing Underwriter Compensation" and assume all single transactions involve less than 10,000 Units. For single transactions involving 10,000 or more Units, the sales charge is reduced (see "Public Offering--General") resulting in an equal reduction in both the Cost to investors and the Gross underwriting commission while the Net interest to Unitholders remains unchanged.




GOLD & INCOME TRUST, SERIES 1
PORTFOLIO (VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST, SERIES 21)
as of the Initial Date of Deposit: November 17, 1995
Equity Securities
                                                                                Estimated
                                                                                Annual
                                                                                Dividends      Cost of
Number                                                          Market Value    per Share      Securities
of Shares      Name of Issuer <F1>                              per Share <F2>  <F2>           to Trust <F2>
+       8,264  Driefontein Consolidated Ltd.                    $      11.500   $   0.71       $    95,036.00
/       3,548  Euro-Nevada Mining Corp.                                37.090       0.06 **        131,596.49
+      10,592  Free State Consolidates Gold Mines, Ltd.                 8.875       0.79            94,004.00
/      14,828  Hemlo Gold Mines, Inc.                                   8.950       0.13 **        132,705.51
/      30,756  Newcrest Mining Ltd.                                     4.325       0.14 **        133,222.53
/      92,267  Normandy Mining Ltd.                                     1.348       0.04 **        124,552.58
/      26,479  Sons of Gwalia, Ltd.                                     5.110       0.19 **        135,514.36
+      14,745  Vaal Reefs Exploration & Mining Company, Ltd.            6.313       0.22            93,077.81
      201,479                                                                                  $   939,709.28


Bonds
              Name of Issuer, Title, Interest Rate and                     Rating<F3>                      Offering
Aggregate     Maturity Date of either Bonds Deposited or          Standard               Redemption        Price To
Principal     Bonds Contracted for<F1>                            & Poor's    Moody's    Feature<F4>       Trust<F2>
$     242,000  United Mexican States
               #8.50% Due 9/15/2002                                      BB        Ba2                     $     194,205.00
      228,000  Transportacion Maritima Mexicana S.A. de C. V.
               #9.25% Due 5/1/5/2003                                    BB-        Ba2    1998 @ 104.625         192,090.00
      262,000  Republic of Argentina
               #8.375% Due 12/20/2003                                   BB-         B1                           193,225.00
      218,000  YPF Sociedad Anonima
               #8.00% Due 2/15/2004                                     BB-         B1                           190,750.00
      200,000  Telefonica de Argentina S.A.
               #11.875% Due 11/1/2004                                   BB-         B1                           192,500.00
$   1,150,000                                                                                              $     962,770.00
                                                                                          Total Securities $   1,902,479.28

NOTES TO PORTFOLIO

(1)All of the Securities are represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. At the Initial Date of Deposit, the Sponsor has assigned to the Trustee all of its right, title and interest in and to such Securities.
Contracts to acquire Securities were entered into on November 16, 1995 and are expected to settle on November 22, and November 23, 1995. (see "The
Trust").

(2)The market value of each of the Equity Securities is based on the closing sale price of each listed Equity Security on the applicable exchange and the ask price of each over-the-counter traded Equity Security (in the case of Foreign
Denominated Securities, converted into U.S. dollars at the offer side of the exchange rate for the related currency at the Evaluation Time and including the commissions and stamp taxes associated with acquiring the Foreign
Denominated Securities) on the day prior to the Initial Date of Deposit.
Evaluation of the Bonds is made on the basis of current offering prices for the Bonds. The offering prices are greater than the current bid prices of the Bonds which is the basis on which Unit value is determined for purposes of redemption of Units. Estimated annual dividends are based on the most recently paid dividends taking into consideration foreign withholding tax, if applicable (in the case of Foreign Denominated Securities, converted into U.S.
dollars at the offer side of the exchange rate for the related currency at the Evaluation Time). The aggregate value of the Trust, based on the bid side evaluation of the Bonds and the aggregate underlying value of the Equity
Securities on the Initial Date of Deposit was $1,896,729. Other information regarding the Securities in the Trust, as of the Initial Date of Deposit (in the case of Foreign Denominated Securities, converted into U.S. dollars at the offer side of the exchange rate for the related currency at the Evaluation
Time), is as follows:




                                      Aggregate
   Cost To          Profit (Loss)     Estimated Annual
   Managing         To Managing       Dividend and
   Underwriter      Underwriter       Interest Income
$     1,901,860 $             619 $            137,562

On the Initial Date of Deposit, the offering side evaluation of the Bonds in the Trust was higher than the bid side evaluation of such Bonds by 0.50% of the aggregate principal amount of such Bonds. All contracts are expected to be settled by the First Settlement Date for the purchase of Units.

A Security marked by "+" indicates an American Depositary Receipt.

"**" Indicates that the dividends shown reflect the net amounts after giving effect to foreign withholding taxes.

A security marked by "/" indicates an equity security listed on a foreign securities exchange.

"#" indicates that such Bond was issued at an original issue discount.
The tax effect of Bonds issued at an original issue discount is described in "Taxation".

(3)The ratings represent the latest published ratings by the respective rating agency or, if not published, represent private letter ratings or those ratings expected to be published by the respective rating agency. "N/R" indicates that the applicable rating service did not provide a rating for that particular Security. Standard & Poor's states that "[b]onds rated BB have less near-term vulnerability to default than other speculative grade debt. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions that could lead to inadequate capacity to meet timely interest and principal payments". Moody's states that "[b]onds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class". Moody's states that "[b]onds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small". As of the Initial Date of Deposit, all of the Bonds (approximately 51% of the Trust's total assets) are rated "BB" by Standard & Poor's while 20% and 31% of the Trust's total assets are bonds rated "Ba" and "B", respectively, by Moody's. Subsequent to the Initial Date of Deposit, a Bond may cease to be so rated. If this should occur, the Trust would not be required to direct the Trustee to dispose of such investment. See "Trust Administration--Portfolio Administration".


(4)There is shown under this heading the year in which each issue of Bonds is initially or currently callable and the call price for that year. Each issue of Bonds continues to be callable at declining prices thereafter (but not below par value) except for original issue discount bonds which are redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption date plus, if applicable, the amount of which will decline in subsequent years. "S.F." indicates a sinking fund is established with respect to an issue of Bonds. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed bonds have an offering side valuation which represents a premium over par. Certain Bonds may be subject to redemption without premium prior to the date shown pursuant to extraordinary optional or mandatory redemptions if certain events occur. Notwithstanding any provisions to the contrary, certain bond issuers have in the past and others may in the future attempt to redeem Bonds prior to their initially scheduled call dates and at prices which do not include any premiums. To the extent that the Securities were deposited in a Trust at a price higher than the price at which they are redeemed, this will represent a loss of capital when compared with the original Public Offering Price of the Units. Conversely, to the extent that the Bonds were acquired at a price lower than the redemption price, this will represent an increase in capital when compared with the original Public Offering Price of the Units. Distributions will generally be reduced by the amount of the income which would otherwise have been paid with respect to redeemed Securities and there will be distributed to Unitholders the principal amount and any premium received on such redemption. For the Federal tax effect on Unitholders of such redemptions and resultant distributions, see "Taxation".

No person is authorized to give any information or to make any representations not contained in this Prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by the Trust, the Sponsor or the Managing Underwriter. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.

TABLE OF CONTENTS
Title                                       Page
Summary of Essential Financial
Information                                    3
The Trust                                      5
Objective and Securities Selection             6
Trust Portfolio                                6
Risk Factors                                   8
Taxation                                      16
Trust Operating Expenses                      19
Public Offering                               20
Rights of Unitholders                         24
Trust Administration                          26
Other Matters                                 30
Report of Independent Certified Public
Accountants                                   31
Statement of Condition                        32
Portfolio                                     33
Notes to Portfolio                            34

This Prospectus contains information concerning the Fund and the Sponsor, but does not contain all of the information set forth in the registration statements and exhibits relating thereto, which the Fund has filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.

PROSPECTUS


November 17, 1995


GOLD & INCOME TRUST, SERIES 1

Van Kampen American Capital
Equity Opportunity Trust,Series 21

International Assets
Advisory Corp.

250 Park Avenue South
Suite 200
Winter Park, Florida 32789

Please retain this Prospectus for future reference.


     This Amendment of Registration Statement comprises the following papers and documents:


     The facing sheet
     The Cross-Reference Sheet
     The Prospectus
     The signatures
     The consents of independent public accountants and legal counsel

The following exhibits:

1.1  Copy of Trust Agreement.

1.1.1Copy of Standard Terms and Conditions of Trust

3.1 Opinion and consent of counsel as to legality of securities being registered.

3.2 Opinion and consent of counsel as to Federal income tax status of securities being registered.

3.3 Opinion and consent of counsel as to New York tax status of securities being registered.

4.1  Consent of Interactive Data Corporation

4.2  Consent of Independent Certified Public Acountants.

4.3  Financial Data Schedule.

                               Signatures

     The Registrant, Van Kampen American Capital Equity Opportunity Trust, Series 21, hereby identifies Van Kampen Merritt Equity Opportunity Trust, Series 4, Van Kampen American Capital Equity Opportunity Trust, Series 13 and Van Kampen Merritt Emerging Markets Income Trust, Series 1 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen American Capital Equity Opportunity Trust, Series 21 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 17th day of November, 1995.
                                    Van Kampen American Capital Equity
                                       Opportunity Trust, Series 21

                                    By Van Kampen American Capital
                                       Distributors, Inc.

                                    By Sandra A. Waterworth
                                       Vice President

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on November 17, 1995.

  Signature              Title

Don G. Powell       Chairman and Chief Executive  )
                     Officer                      )

William R. Rybak    Senior Vice President and     )
                     Chief Financial Officer      )

Ronald A. Nyberg    Director                      )

William R. Molinari Director                      )

Sandra A. Waterworth
(Attorney-in-fact*)

*An executed copy of each of the related powers of attorney was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 203 (File No. 33-65744) and with the Registration Statement on Form S-6 of Insured Municipals Income Trust, 170th Insured Multi-Series (File No. 33-55891) and the same are hereby incorporated herein by this reference.